Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

March 31, 2014 and 2013

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2014 and 2013

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of March 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the K-IFRS 1034.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2014. The statement of financial position as of December 31, 2013, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2013.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 14, 2014

This report is effective as of May 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

March 31, 2014 and December 31, 2013

(in millions of Korean won)	Notes	March 31, 2014		December 31, 2013

Assets
Cash and due from financial institutions	4,6,7,37	￦	15,939,591	￦	14,792,654
Financial assets at fair value through profit or loss	4,6,11		9,152,905		9,328,742
Derivative financial assets	4,6,8		1,459,882		1,819,409
Loans	4,6,9,10		224,354,537		219,001,356
Financial investments	4,6,11		35,057,225		34,849,095
Investments in associates	12		693,732		755,390
Property and equipment	13		3,023,948		3,060,843
Investment property	13		163,287		166,259
Intangible assets	14		505,982		443,204
Deferred income tax assets	15,32		13,320		15,422
Assets held for sale	16		67,736		37,718
Other assets	4,6,17		7,368,436		7,568,063

Total assets		￦	297,800,581	￦	291,838,155

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	￦	1,470,042	￦	1,115,202
Derivative financial liabilities	4,6,8		1,428,231		1,795,339
Deposits	4,6,19		202,020,646		200,882,064
Debts	4,6,20		17,080,681		14,101,331
Debentures	4,6,21		29,224,909		27,039,534
Provisions	22		631,009		678,073
Net defined benefit liabilities	23		92,814		64,473
Current income tax liabilities	32		256,320		211,263
Deferred income tax liabilities	15,32		130,647		61,816
Other liabilities	4,6,24		19,450,697		20,236,229

Total liabilities			271,785,996		266,185,324

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,605		15,854,605
Accumulated other comprehensive income	25,34		333,022		336,312
Retained earnings	25		7,710,505		7,530,156

Equity attributable to shareholders of the parent company			25,829,890		25,652,831
Non-controlling interests			184,695		—

Total equity			26,014,585		25,652,831

Total liabilities and equity		￦	297,800,581	￦	291,838,155

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2014 and 2013

		Three-Month Period Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2014		2013

Interest income		￦	2,898,504	￦	3,202,007
Interest expense			(1,355,793)		(1,551,416)

Net interest income	5,26		1,542,711		1,650,591

Fee and commission income			617,809		638,026
Fee and commission expense			(304,424)		(271,125)

Net fee and commission income	5,27		313,385		366,901

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,28		70,519		201,999

Net other operating income(loss)	5,29		(171,251)		(375,084)

General and administrative expenses	5,23,30		(990,864)		(985,445)

Operating profit before provision for credit losses	5		764,500		858,962

Provision for credit losses	5,10,17,22		(280,776)		(326,097)

Net operating profit	5		483,724		532,865

Share of profit of associates	5,12		15,378		9,416
Net other non-operating income(expense)	5,31		(675)		5,455

Net non-operating profit (loss)			14,703		14,871

Profit before income tax	5		498,427		547,736

Income tax expense	5,32		(124,902)		(134,820)

Profit for the period	5		373,525		412,916

Remeasurements of net defined benefit liabilities Items that will not be reclassified to profit or loss	23		(2,762)		68

Exchange differences on translating foreign operations			4,961		25,234
Change in value of financial investments			25,870		79,983
Shares of other comprehensive income of associates			(30,304)		15,953
Cash flow hedges			(1,055)		(3,653)

Items that may be reclassified subsequently to profit or loss			(528)		117,517

Other comprehensive income(loss) for the period, net of tax			(3,290)		117,585

Total comprehensive income for the period		￦	370,235	￦	530,501

Profit attributable to:
Shareholders of the parent company	5	￦	373,525	￦	411,458
Non-controlling interests	5		—		1,458

	5	￦	373,525	￦	412,916

Total comprehensive income for the period attributable to:
Shareholders of the parent company		￦	370,235	￦	518,802
Non-controlling interests			—		11,699

		￦	370,235	￦	530,501

Earnings per share	35
Basic earnings per share		￦	967	￦	1,065
Diluted earnings per share			963		1,062

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2014 and 2013

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Restated balance		1,931,758		15,840,300		295,142		6,501,419		194,522		24,763,141

Comprehensive income
Profit for the period		—		—		—		411,458		1,458		412,916
Remeasurements of net defined benefit liabilities		—		—		68		—		—		68
Change in value of financial investments		—		—		25,182		—		52		25,234
Shares of other comprehensive income of associates		—		—		69,794		—		10,189		79,983
Cash flow hedges		—		—		15,953		—		—		15,953
Exchange differences on translating foreign operations		—		—		(3,653)		—		—		(3,653)

Total comprehensive income(loss)		—		—		107,344		411,458		11,699		530,501

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Others		—		—		—		40		(159)		(119)

Total transactions with shareholders		—		—		—		(231,771)		(159)		(231,930)

Balance at March 31, 2013	￦	1,931,758	￦	15,840,300	￦	402,486	￦	6,681,106	￦	206,062	￦	25,061,712

Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,530,156	￦	—	￦	25,652,831

Comprehensive income
Profit for the period		—		—		—		373,525		—		373,525
Remeasurements of net defined benefit liabilities		—		—		(2,762)		—		—		(2,762)
Change in value of financial investments		—		—		4,961		—		—		4,961
Shares of other comprehensive income of associates		—		—		25,870		—		—		25,870
Cash flow hedges		—		—		(30,304)		—		—		(30,304)
Exchange differences on translating foreign operations		—		—		(1,055)		—		—		(1,055)

Total comprehensive income		—		—		(3,290)		373,525		—		370,235

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Others		—		—		—		—		184,695		184,695

Total transactions with shareholders		—		—		—		(193,176)		184,695		(8,481)

Balance at March 31, 2014	￦	1,931,758	￦	15,854,605	￦	333,022	￦	7,710,505	￦	184,695	￦	26,014,585

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2014 and 2013

		Three-Month Period Ended March 31
(in millions of Korean won)	Note	2014		2013

Cash flows from operating activities
Profit for the period		￦	373,525	￦	412,916

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(3,460)		24,402
Net loss(gain) on derivative financial instruments for hedging purposes			(10,630)		(45,170)
Adjustment of fair value of derivative financial instruments			(1,267)		(187)
Provision for credit loss			280,776		326,097
Net loss(gain) on financial investments			5,962		60,290
Share of loss(profit) of associates			(15,378)		(9,416)
Depreciation and amortization expense			61,062		65,185
Other net losses on property and equipment/intangible assets			9,816		1,971
Share-based payments			(1,130)		1,448
Policy reserve appropriation			147,748		219,066
Post-employment benefits			41,116		43,750
Net interest income			61,082		57,956
Loss(gains) on foreign currency translation			15,269		34,908
Net other expense(income)			1,117		46,176

			592,083		826,476

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			175,737		(992,746)
Derivative financial instruments			17,625		42,312
Loans			(2,972,019)		2,634,479
Deferred income tax assets			2,572		414
Other assets			1,004,819		(2,111,693)
Financial liabilities at fair value through profit or loss			351,150		502
Deposits			1,297,807		(2,845,396)
Deferred income tax liabilities			68,323		(78)
Other liabilities			390,678		782,483

			336,692		(2,489,723)

Net cash generated from (used in) operating activities			1,302,300		(1,250,331)

Cash flows from investing activities
Disposal of financial investments			3,652,610		5,569,957
Acquisition of financial investments			(3,635,334)		(6,338,498)
Decrease in investments in associates			52,942		11,634
Acquisition of investments in associates			(6,640)		(14,532)
Disposal of property and equipment			(506)		895
Acquisition of property and equipment			(12,112)		(25,679)
Disposal of intangible assets			1,282		—
Acquisition of intangible assets			(2,314)		(19,897)
Business combination, net of cash acquired			(266,899)		—
Others			(281,479)		(155,509)

Net cash used in investing activities			(498,450)		(971,629)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(7,702)		(31,077)
Net increase(decrease) in debts			2,889,509		1,223,436
Increase in debentures			3,831,283		2,590,619
Decrease in debentures			(4,367,913)		(2,546,335)
Increase(decrease) in other payables from trust accounts			(698,260)		1,080,604
Others			(839,360)		(100,203)

Net cash provided by financing activities			807,557		2,217,044

Effect of exchange rate changes on cash and cash equivalents			8,614		19,546

Net increase in cash and cash equivalents			1,620,021		14,630
Cash and cash equivalents at the beginning of the period	37		6,169,186		6,587,305

Cash and cash equivalents at the end of the period	37	￦	7,789,207	￦	6,601,935

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Group acquired Woori Financial Co.,Ltd. and changed the name to KB Capital Co.,Ltd. in March 2014.

The Parent Company’s share capital as of March 31, 2014, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s consolidated financial statements have been prepared in accordance with Korean-IFRS(“K-IFRS”). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2014, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of March 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

New standards, amendments and interpretations adopted by the Group for the year beginning on January 1, 2014, are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

The amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The Group expects that the application of this enactment would not have a material impact on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013

Financial assets
Due from financial institutions	￦	12,853,853	￦	12,094,103
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		8,030,927		7,866,037
Financial assets designated at fair value through profit or loss		201,826		210,805
Derivatives		1,459,882		1,819,409
Loans		224,354,537		219,001,356
Financial investments
Available-for-sale financial assets		19,214,816		18,933,288
Held-to-maturity financial assets		12,966,547		13,016,991
Other financial assets		6,012,198		6,251,679

		285,094,586		279,193,668

Off-balance sheet items
Acceptances and guarantees contracts		10,097,023		9,804,692
Financial guarantee contracts		3,114,979		3,097,372
Commitments		91,840,138		95,422,032

		105,052,140		108,324,096

	￦	390,146,726	￦	387,517,764

[1]	Financial instruments indexed to the price of gold amounting to ￦45,252 million and ￦40,252 million as of March 31, 2014 and December 31, 2013, respectively, are included.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)
	Mar. 31, 2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	108,372,823	97.74	￦	101,891,333	96.50	￦	10,415,624	95.19	￦	220,679,780	97.04
Past due but not impaired		1,367,697	1.23		488,261	0.46		306,461	2.80		2,162,419	0.95
Impaired		1,136,681	1.03		3,208,009	3.04		219,996	2.01		4,564,686	2.01

		110,877,201	100.00		105,587,603	100.00		10,942,081	100.00		227,406,885	100.00

Allowances[1]		(649,069)	(0.59)		(1,994,100)	(1.89)		(409,179)	(3.74)		(3,052,348)	(1.34)

Carrying amount	￦	110,228,132		￦	103,593,503		￦	10,532,902		￦	224,354,537

(In millions of Korean won)
	Dec. 31, 2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances[1]		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Credit quality of loans that are neither past due nor impaired are as follows:

	Mar. 31, 2014
	Retail		Corporate		Credit card		Total
Grade 1	￦	89,594,783	￦	42,883,110	￦	5,237,360	￦	137,715,253
Grade 2		13,158,691		44,850,059		3,461,511		61,470,261
Grade 3		4,336,363		11,606,384		1,382,266		17,325,013
Grade 4		999,976		2,202,170		177,210		3,379,356
Grade 5		283,010		349,610		157,277		789,897

	￦	108,372,823	￦	101,891,333	￦	10,415,624	￦	220,679,780

(In millions of Korean won)
	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,027,976	￦	248,680	￦	90,976	￦	65	￦	1,367,697
Corporate		344,421		102,401		41,439		—		488,261
Credit card		221,153		47,421		37,089		798		306,461

	￦	1,593,550	￦	398,502	￦	169,504	￦	863	￦	2,162,419

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

Impaired loans are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Retail		Corporate		Credit card		Total
Loans	￦	1,136,681	￦	3,208,009	￦	219,996	￦	4,564,686
Allowances
Individual assessment		(2)		(1,169,750)		—		(1,169,752)
Collective assessment		(438,350)		(291,444)		(141,216)		(871,010)

		(438,352)		(1,461,194)		(141,216)		(2,040,762)

	￦	698,329	￦	1,746,815	￦	78,780	￦	2,523,924

(In millions of Korean won)
	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

		(381,741)		(1,355,307)		(133,616)		(1,870,664)

	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	33,142	￦	227,353	￦	309,910	￦	33,724,187	￦	34,294,592
Deposits and savings		399		16,225		41,268		2,214,971		2,272,863
Property and equipment		11,753		34,662		33,499		2,941,119		3,021,033
Real estate		506,481		709,898		937,037		115,014,536		117,167,952

	￦	551,775	￦	988,138	￦	1,321,714	￦	153,894,813	￦	156,756,440

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Securities that are neither past due nor impaired	￦	40,361,672	￦	39,977,309
Impaired securities		7,192		9,560

	￦	40,368,864	￦	39,986,869

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	6,889,325	￦	1,084,773	￦	11,577	￦	—	￦	—	￦	7,985,675
Financial assets designated at fair value through profit or loss		109,413		91,017		—		1,396		—		201,826
Available-for-sale financial assets		18,371,197		769,860		66,567		—		—		19,207,624
Held-to-maturity financial assets		12,966,547		—		—		—		—		12,966,547

	￦	38,336,482	￦	1,945,650	￦	78,144	￦	1,396	￦	—	￦	40,361,672

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	FnPricing	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	110,780,307	￦	103,601,663	￦	10,939,791	￦	225,321,761	99.08	￦	(2,980,128)	￦	222,341,633
Europe		5		110,226		549		110,780	0.05		(252)		110,528
China		121		667,970		210		668,301	0.29		(15,184)		653,117
Japan		5,314		444,484		233		450,031	0.20		(53,553)		396,478
U.S.		—		567,259		566		567,825	0.25		(625)		567,200
Others		91,454		196,001		732		288,187	0.13		(2,606)		285,581

	￦	110,877,201	￦	105,587,603	￦	10,942,081	￦	227,406,885	100.00	￦	(3,052,348)	￦	224,354,537

(In millions of Korean won)
	Dec. 31, 2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
U.S.		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

The details of the Group’s corporate loans by industry as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	11,646,151	11.03	￦	(97,254)	￦	11,548,897
Manufacturing		32,579,190	30.86		(697,627)		31,881,563
Service		38,434,972	36.40		(478,803)		37,956,169
Wholesale & Retail		14,060,571	13.32		(202,430)		13,858,141
Construction		4,776,197	4.52		(482,764)		4,293,433
Public sector		681,661	0.65		(13,762)		667,899
Others		3,408,861	3.22		(21,460)		3,387,401

	￦	105,587,603	100.00	￦	(1,994,100)	￦	103,593,503

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

The details of the Group’s retail and credit card loans by type as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,576,133	38.23	￦	(77,620)	￦	46,498,513
General purpose		64,301,068	52.78		(571,449)		63,729,619
Credit card		10,942,081	8.99		(409,179)		10,532,902

	￦	121,819,282	100.00	￦	(1,058,248)	￦	120,761,034

(In millions of Korean won)	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,300,160	41.33
Banking and Insurance		3,868,111	48.44
Others		817,404	10.23

		7,985,675	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		201,826	100.00

Derivative financial assets
Government and government funded institutions		42,439	2.91
Banking and Insurance		1,258,831	86.23
Others		158,612	10.86

		1,459,882	100.00

Available-for-sale financial assets
Government and government funded institutions		9,652,445	50.23
Banking and Insurance		7,336,676	38.18
Others		2,225,695	11.59

		19,214,816	100.00

Held-to-maturity financial assets
Government and government funded institutions		11,044,400	85.18
Banking and Insurance		1,133,534	8.74
Others		788,613	6.08

		12,966,547	100.00

	￦	41,828,746

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

		13,016,991	100.00

	￦	41,806,278

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Amount		%
Financial assets held for trading
Korea	￦	7,929,622	99.30
Others		56,053	0.70

		7,985,675	100.00

Financial assets designated at fair value through profit or loss
Korea		169,681	84.07
Others		32,145	15.93

		201,826	100.00

Derivative financial assets
Korea		493,191	33.78
United States		213,844	14.65
Others		752,847	51.57

		1,459,882	100.00

Available-for-sale financial assets
Korea		19,158,574	99.71
Others		56,242	0.29

		19,214,816	100.00

Held-to-maturity financial assets
Korea		12,966,547	100.00

	￦	41,828,746

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Amount		%
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00

	￦	41,806,278

The counterparties to the financial assets under due from financial institutions, financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,416,745	￦	1,266,243	￦	166,471	￦	808,315	￦	26,186	￦	168,176	￦	8,852,136
Financial assets held for trading[2]		8,793,350		—		—		—		—		—		8,793,350
Financial assets designated at fair value through profit or loss[2]		359,555		—		—		—		—		—		359,555
Derivatives held for trading[2]		1,337,456		—		—		—		—		—		1,337,456
Derivatives held for fair value hedging[3]		—		7,428		11,815		1,581		98,294		111,003		230,121
Loans		109,500		27,297,092		27,246,575		70,948,154		59,125,046		82,734,849		267,461,216
Available-for-sale financial assets[4]		3,046,542		896,564		1,501,823		5,973,979		11,396,619		1,735,913		24,551,440
Held-to-maturity financial assets		—		126,790		478,712		3,316,053		9,237,485		1,361,649		14,520,689
Other financial assets		67,406		4,050,753		22,972		1,553,019		9,548		8,390		5,712,088

	￦	20,130,554	￦	33,644,870	￦	29,428,368	￦	82,601,101	￦	79,893,178	￦	86,119,980	￦	331,818,051

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Mar. 31, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	639,371	￦	—	￦	—	￦	—	￦	—	￦	—	￦	639,371
Financial liabilities designated at fair value through profit or loss[2]		830,671		—		—		—		—		—		830,671
Derivatives held for trading[2]		1,247,357		—		—		—		—		—		1,247,357
Derivatives held for fair value hedging[3]		—		1,273,738		(1,107,873)		(1,452)		5,388		(2,969)		166,832
Deposits[5]		74,521,578		15,060,412		27,418,407		78,136,515		8,648,416		2,684,023		206,469,351
Debts		374,404		5,322,288		2,825,027		4,508,509		4,012,413		330,927		17,373,568
Debentures		126,798		641,601		5,038,513		7,103,355		15,668,750		4,567,437		33,146,454
Other financial liabilities		140,296		7,348,391		32,857		100,620		331,332		523,145		8,476,641

	￦	77,880,475	￦	29,646,430	￦	34,206,931	￦	89,847,547	￦	28,666,299	￦	8,102,563	￦	268,350,245

Off-balance sheet items
Commitments[6]	￦	91,840,138	￦	—	￦	—	￦	—	￦	—	￦	—	￦	91,840,138
Financial guarantee contract[7]		3,114,979		—		—		—		—		—		3,114,979

	￦	94,955,117	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,955,117

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading[2]		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss[2]		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading[2]		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging[3]		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets[4]		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss[2]		878,565		—		—		—		—		—		878,565
Derivatives held for trading[2]		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off-balance sheet items
Commitments[6]	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contract[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

[1]	The amounts of ￦7,150,991 million and ￦7,671,914 million, which are restricted amounts due from the financial institutions as of March 31, 2014 and December 31, 2013, respectively, are excluded.
[2]

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in the ‘Over 5 years’ category over which they can be redeemed, owing to an uncertain point of sale as of December 31, 2013.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

[4]	In the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be expired.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,892	￦	59,760	￦	293,047	￦	49,434	￦	—	￦	406,133
To be paid		(4,794)		(62,075)		(299,389)		(49,701)		—		(415,959)

(In millions of Korean won)
	Dec. 31, 2013
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	4,099	￦	5,962	￦	344,838	￦	56,186	￦	—	￦	411,085
To be paid		(4,996)		(7,872)		(357,099)		(54,974)		—		(424,941)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The financial planning department and risk management department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO and Risk Management Committee on a monthly basis and to the Risk Management Council on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, The Risk Management Department gives limit, monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management consisted interest rate, stock price, commodity positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for sale, but is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions.

The Group uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of March 31, 2014 and December 31, 2013, are as follows:

Kookmin Bank

	Mar. 31, 2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	16,931	￦	15,214	￦	18,794	￦	15,214
Stock price risk		1,725		782		2,758		1,533
Foreign exchange rate risk		8,910		5,070		12,551		12,186
Deduction of diversification effect		—		—		—		(11,630)

Total VaR	￦	19,595	￦	16,249	￦	23,548	￦	17,303

	Dec. 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect		—		—		—		(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB Investment & Securities Co., Ltd.

	Mar. 31, 2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	969	￦	294	￦	2,533	￦	1,626
Stock price risk		1,384		534		3,054		3,054
Foreign exchange rate risk		11		7		22		10
Deduction of diversification effect		—		—		—		(1,958)

Total VaR	￦	1,541	￦	892	￦	2,823	￦	2,732

	Dec. 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	2,503	￦	160	￦	6,825	￦	1,825
Stock price risk		1,920		507		6,244		1,139
Foreign exchange rate risk		527		24		1,311		53
Deduction of diversification effect		—		—		—		(698)

Total VaR	￦	3,319	￦	589	￦	8,908	￦	2,318

KB Life Insurance Co., Ltd.

	Mar. 31, 2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	249	￦	101	￦	374	￦	145
Deduction of diversification effect		—		—		—		—

Total VaR	￦	249	￦	101	￦	374	￦	145

	Dec. 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	279	￦	157	￦	441	￦	329
Deduction of diversification effect		—		—		—		—

Total VaR	￦	279	￦	157	￦	441	￦	329

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB Investment Co., Ltd.

	Mar. 31, 2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Foreign exchange rate risk	￦	35	￦	30	￦	37	￦	36
Deduction of diversification effect		—		—		—		—

Total VaR	￦	35	￦	30	￦	37	￦	36

	Dec. 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Foreign exchange rate risk	￦	40	￦	29	￦	53	￦	30
Deduction of diversification effect		—		—		—		—

Total VaR	￦	40	￦	29	￦	53	￦	30

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of March 31, 2014 and December 31, 2013, are as follows:

Kookmin Bank

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Interest rate risk	￦	673	￦	921
Stock price risk		941		2
Foreign exchange rate risk		10,529		9,214

	￦	12,143	￦	10,137

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Interest rate risk	￦	2,355	￦	5,081
Stock price risk		5,528		3,602

	￦	7,883	￦	8,683

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Stock price risk	￦	53	￦	106

	￦	53	￦	106

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB Investment Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Stock price risk	￦	1,535	￦	1,424

	￦	1,535	￦	1,424

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

The results of the interest rate gap analysis by subsidiary as of March 31, 2014 and December 31, 2013, are as follows:

Kookmin Bank

(In millions of Korean won)	Mar. 31, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	95,823,379	￦	49,391,372	￦	43,304,488	￦	20,681,493	￦	14,258,855	￦	223,459,587
Interest-bearing liabilities in Korean won		95,836,628		32,376,790		53,608,416		21,010,339		17,720,271		220,552,444

Gap	￦	(13,249)	￦	17,014,582	￦	(10,303,928)	￦	(328,846)	￦	(3,461,416)	￦	2,907,143

Accumulated gap		(13,249)		17,001,333		6,697,405		6,368,559		2,907,143

Percentage (%)		(0.01)		7.61		3.00		2.85		1.30

Interest-bearing assets in foreign currencies	￦	11,035,700	￦	1,961,283	￦	733,885	￦	382,156	￦	96,422	￦	14,209,446
Interest-bearing liabilities in foreign currencies		10,352,505		3,636,551		763,763		486,510		128,880		15,368,209

Gap	￦	683,195	￦	(1,675,268)	￦	(29,878)	￦	(104,354)	￦	(32,458)	￦	(1,158,763)

Accumulated gap		683,195		(992,073)		(1,021,951)		(1,126,305)		(1,158,763)

Percentage (%)		4.81		(6.98)		(7.19)		(7.93)		(8.15)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322
Interest-bearing liabilities in Korean won		91,505,923		37,966,586		50,647,954		20,948,789		18,244,867		219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88

Interest-bearing assets in foreign currencies	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261
Interest-bearing liabilities in foreign currencies		9,500,565		2,631,393		1,527,154		225,300		124,357		14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	4,458,013	￦	1,205,092	￦	1,623,133	￦	4,669,625	￦	2,851,609	￦	14,807,472
Interest-bearing liabilities in Korean won		940,000		782,765		1,868,825		4,704,000		2,190,000		10,485,590

Gap	￦	3,518,013	￦	422,327	￦	(245,692)	￦	(34,375)	￦	661,609	￦	4,321,882

Accumulated gap		3,518,013		3,940,340		3,694,648		3,660,273		4,321,882

Percentage (%)		23.76		26.61		24.95		24.72		29.19

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,951,261	￦	1,212,736	￦	1,600,360	￦	5,010,999	￦	3,108,753	￦	14,884,109
Interest-bearing liabilities in Korean won		940,000		782,765		1,868,825		4,704,000		2,190,000		10,485,590

Gap	￦	3,011,261	￦	429,971	￦	(268,465)	￦	306,999	￦	918,753	￦	4,398,519

Accumulated gap		3,011,261		3,441,232		3,172,767		3,479,766		4,398,519

Percentage (%)		20.23		23.12		21.32		23.38		29.55

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	474,304	￦	73,590	￦	128,594	￦	222,881	￦	12,772	￦	912,141
Interest-bearing liabilities in Korean won		810,714		—		—		—		—		810,714

Gap	￦	(336,410)	￦	73,590	￦	128,594	￦	222,881	￦	12,772	￦	101,427

Accumulated gap		(336,410)		(262,820)		(134,226)		88,655		101,427

Percentage (%)		(36.88)		(28.81)		(14.72)		9.72		11.12

Interest-bearing assets in foreign currencies	￦	28,624	￦	54,675	￦	56,100	￦	—	￦	—	￦	139,399
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	28,624	￦	54,675	￦	56,100	￦	—	￦	—	￦	139,399

Accumulated gap		28,624		83,299		139,399		139,399		139,399

Percentage (%)		20.53		59.76		100.00		100.00		100.00

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	491,652	￦	14,000	￦	227,542	￦	169,990	￦	1,823	￦	905,007
Interest-bearing liabilities in Korean won		516,734		160,000		10,000		32,000		—		718,734

Gap	￦	(25,082)	￦	(146,000)	￦	217,542	￦	137,990	￦	1,823	￦	186,273

Accumulated gap		(25,082)		(171,082)		46,460		184,450		186,273

Percentage (%)		(2.77)		(18.90)		5.13		20.38		20.58

Interest-bearing assets in foreign currencies	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296

Accumulated gap		66,576		72,738		129,296		129,296		129,296

Percentage (%)		51.49		56.26		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	457,163	￦	212,657	￦	794,614	￦	1,507,323	￦	2,489,943	￦	5,461,700
Interest-bearing liabilities in Korean won		3,003		3,992		4,163,909		1,006,544		493,618		5,671,066

Gap	￦	454,160	￦	208,665	￦	(3,369,295)	￦	500,779	￦	1,996,325	￦	(209,366)

Accumulated gap		454,160		662,825		(2,706,470)		(2,205,691)		(209,366)

Percentage (%)		8.32		12.14		(49.55)		(40.38)		(3.83)

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	249,863	￦	187,377	￦	630,846	￦	1,314,773	￦	2,502,573	￦	4,885,432
Interest-bearing liabilities in Korean won		27,836		72,309		4,862,687		36,488		528,861		5,528,181

Gap	￦	222,027	￦	115,068	￦	(4,231,841)	￦	1,278,285	￦	1,973,712	￦	(642,749)

Accumulated gap		222,027		337,095		(3,894,746)		(2,616,461)		(642,749)

Percentage (%)		4.54		6.90		(79.72)		(53.56)		(13.16)

KB Capital Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	571,217	￦	451,777	￦	699,426	￦	1,728,478	￦	338,596	￦	3,789,494
Interest-bearing liabilities in Korean won		485,316		370,519		645,899		1,591,438		230,235		3,323,407

Gap	￦	85,901	￦	81,258	￦	53,527	￦	137,040	￦	108,361	￦	466,087

Accumulated gap		85,901		167,159		220,686		357,726		466,087

Percentage (%)		2.27		4.41		5.82		9.44		12.30

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB Saving Bank Co., Ltd.

(In millions of Korean won)	Mar. 31, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	259,995	￦	83,568	￦	132,256	￦	49,017	￦	63,406	￦	588,242
Interest-bearing liabilities in Korean won		190,980		151,328		210,989		37,698		2,394		593,389

Gap	￦	69,015	￦	(67,760)	￦	(78,733)	￦	11,319	￦	61,012	￦	(5,147)

Accumulated gap		69,015		1,255		(77,478)		(66,159)		(5,147)

Percentage (%)		11.73		0.21		(13.17)		(11.25)		(0.87)

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	160,377	￦	64,008	￦	90,405	￦	71,477	￦	43,765	￦	430,032
Interest-bearing liabilities in Korean won		88,608		108,965		212,012		26,693		1,271		437,549

Gap	￦	71,769	￦	(44,957)	￦	(121,607)	￦	44,784	￦	42,494	￦	(7,517)

Accumulated gap		71,769		26,812		(94,795)		(50,011)		(7,517)

Percentage (%)		16.69		6.23		(22.04)		(11.63)		(1.75)

Yehansoul Savings Bank Co., Ltd.

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	109,603	￦	11,149	￦	1,881	￦	4,515	￦	23,659	￦	150,807
Interest-bearing liabilities in Korean won		60,126		48,336		42,739		6,008		111		157,320

Gap	￦	49,477	￦	(37,187)	￦	(40,858)	￦	(1,493)	￦	23,548	￦	(6,513)

Accumulated gap		49,477		12,290		(28,568)		(30,061)		(6,513)

Percentage (%)		32.81		8.15		(18.94)		(19.93)		(4.32)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Kookmin Bank	￦	228,191	￦	203,503
KB Kookmin Card Co., Ltd.		66,740		73,135
KB Investment & Securities Co., Ltd.		9,547		7,503
KB Life Insurance Co., Ltd.		150,513		168,542
KB Capital Co., Ltd.		12,349		—
KB Savings Bank Co., Ltd.		4,260		3,870
Yehansoul Savings Bank Co., Ltd.		—		1,604

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial assets
Cash and due from financial institutions	￦	1,256,530	￦	141,892	￦	104,753	￦	8,874	￦	36,884	￦	212,332	￦	1,761,265
Financial assets held for trading		56,053		—		—		—		—		—		56,053
Financial assets designated at fair value through profit or loss		32,146		—		—		—		—		—		32,146
Derivatives held for trading		82,150		—		1,015		—		—		45		83,210
Derivatives held for hedging		156		—		—		—		—		—		156
Loans		11,112,400		1,199,192		400,232		18,499		545		175,291		12,906,159
Available-for-sale financial assets		596,625		—		—		—		—		3,747		600,372
Other financial assets		1,086,632		78,144		71,177		3,216		1,462		52,307		1,292,938

	￦	14,222,692	￦	1,419,228	￦	577,177	￦	30,589	￦	38,891	￦	443,722	￦	16,732,299

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	21,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	21,404
Derivatives held for trading		104,455		—		1,412		—		—		—		105,867
Derivatives held for hedging		6		—		—		—		—		—		6
Deposits		4,104,543		533,356		152,572		15,287		10,624		256,898		5,073,280
Debts		6,670,694		553,327		293,133		4,435		545		176,039		7,698,173
Debentures		3,348,298		165,107		177,870		—		—		108,761		3,800,036
Other financial liabilities		647,605		70,416		190,252		20,988		2,902		60,277		992,440

	￦	14,897,005	￦	1,322,206	￦	815,239	￦	40,710	￦	14,071	￦	601,975	￦	17,691,206

Off-balance sheet items	￦	15,596,130	￦	2,886	￦	6,392	￦	4,891	￦	12,852	￦	64,127	￦	15,687,278

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Financial information by business segment for the three-month period ended March 31, 2014, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	455,014	￦	557,173	￦	313,913	￦	1,326,100	￦	335,958	￦	31,223	￦	24,857	￦	37,226	￦	—	￦	1,755,364
Segment operating revenues(expenses)		208		(26,712)		85,995		59,491		(60,251)		1,322		(8,330)		79,820		(72,052)		—

	￦	455,222	￦	530,461	￦	399,908	￦	1,385,591	￦	275,707	￦	32,545	￦	16,527	￦	117,046	￦	(72,052)	￦	1,755,364

Net interest income		604,799		470,104		134,214		1,209,117		256,884		5,642		53,313		17,645		110		1,542,711
Interest income		1,011,370		1,116,153		337,176		2,464,699		349,797		10,452		53,323		25,401		(5,168)		2,898,504
Interest expense		(406,571)		(646,049)		(202,962)		(1,255,582)		(92,913)		(4,810)		(10)		(7,756)		5,278		(1,355,793)
Net fee and commission income		58,355		121,966		72,829		253,150		16,685		16,373		28		27,405		(256)		313,385
Fee and commission income		67,531		137,087		92,431		297,049		336,211		17,900		28		33,784		(67,163)		617,809
Fee and commission expense		(9,176)		(15,121)		(19,602)		(43,899)		(319,526)		(1,527)		—		(6,379)		66,907		(304,424)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		151		(466)		41,623		41,308		—		10,593		3,377		15,241		—		70,519
Net other operating income(loss)		(208,083)		(61,143)		151,242		(117,984)		2,138		(63)		(40,191)		56,755		(71,906)		(171,251)
General and administrative expenses		(160,471)		(375,804)		(304,646)		(840,921)		(91,533)		(24,873)		(14,684)		(32,319)		13,466		(990,864)
Operating profit before provision for credit losses		294,751		154,657		95,262		544,670		184,174		7,672		1,843		84,727		(58,586)		764,500
Provision(reversal) for credit losses		(181,663)		(39,413)		(1,238)		(222,314)		(59,276)		(757)		(97)		1,672		(4)		(280,776)
Net operating profit		113,088		115,244		94,024		322,356		124,898		6,915		1,746		86,399		(58,590)		483,724
Share of profit of associates		—		—		13,652		13,652		—		(1)		—		92		1,635		15,378

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Net other non-operating revenue (expense)	204	—	1,125	1,329	(710)	5	(120)	(34)	(1,145)	(675)
Segment profits before income tax	113,292	115,244	108,801	337,337	124,188	6,919	1,626	86,457	(58,100)	498,427
Income tax expense	(26,639)	(34,538)	(17,928)	(79,105)	(29,749)	(2,770)	(1,618)	(7,544)	(4,116)	(124,902)
Profit for the period	86,653	80,706	90,873	258,232	94,439	4,149	8	78,913	(62,216)	373,525
Profit attributable to Shareholders of the parent company	86,653	80,706	90,873	258,232	94,439	4,149	8	78,913	(62,216)	373,525
Profit attributable to Non-controlling interests	—	—	—	—	—	—	—	—	—	—
Total assets[1]	93,653,639	102,580,919	70,416,477	266,651,035	15,605,490	3,219,632	7,132,132	25,977,805	(20,785,513)	297,800,581
Total liabilities[1]	82,315,137	121,627,786	41,988,770	245,931,693	12,042,443	2,665,871	6,581,434	5,516,321	(951,766)	271,785,996

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Financial information by business segment for the three-month period ended March 31, 2013, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	473,432	￦	681,289	￦	272,683	￦	1,427,404	￦	332,968	￦	35,961	￦	23,242	￦	24,832	￦	—	￦	1,844,407
Segment operating revenues (expenses)		(667)		(20,387)		68,273		47,219		(50,424)		1,008		(5,703)		31,436		(23,536)		—

	￦	472,765	￦	660,902	￦	340,956	￦	1,474,623	￦	282,544	￦	36,969	￦	17,539	￦	56,268	￦	(23,536)	￦	1,844,407

Net interest income		632,471		531,357		149,719		1,313,547		260,214		5,621		49,944		21,679		(414)		1,650,591
Interest income		1,143,920		1,250,794		373,797		2,768,511		353,027		9,451		49,933		26,541		(5,456)		3,202,007
Interest expense		(511,449)		(719,437)		(224,078)		(1,454,964)		(92,813)		(3,830)		11		(4,862)		5,042		(1,551,416)
Net fee and commission income		57,975		178,152		41,758		277,885		42,485		20,375		21		26,227		(92)		366,901
Fee and commission income		67,408		193,206		59,549		320,163		321,630		22,757		21		30,297		(56,842)		638,026
Fee and commission expense		(9,433)		(15,054)		(17,791)		(42,278)		(279,145)		(2,382)		—		(4,070)		56,750		(271,125)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		115		(469)		185,658		185,304		—		9,822		2,981		3,893		(1)		201,999
Net other operating income (loss)		(217,796)		(48,138)		(36,179)		(302,113)		(20,155)		1,151		(35,407)		4,469		(23,029)		(375,084)
General and administrative expenses		(184,764)		(449,123)		(207,812)		(841,699)		(88,157)		(26,766)		(13,082)		(31,136)		15,395		(985,445)
Operating profit before provision for credit losses		288,001		211,779		133,144		632,924		194,387		10,203		4,457		25,132		(8,141)		858,962
Provision (reversal) for credit losses		(165,540)		(91,451)		130		(256,861)		(69,648)		(1,307)		(119)		1,477		361		(326,097)
Net operating profit		122,461		120,328		133,274		376,063		124,739		8,896		4,338		26,609		(7,780)		532,865

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Share of profit of associates	—	—	8,026	8,026	—	—	—	417	973	9,416

Net other non-operating revenue (expense)	15	—	6,986	7,001	23	(29)	(28)	195	(1,707)	5,455
Segment profits before income tax	122,476	120,328	148,286	391,090	124,762	8,867	4,310	27,221	(8,514)	547,736
Income tax expense	(30,320)	(34,032)	(30,881)	(95,233)	(29,172)	(2,197)	(1,043)	(6,161)	(1,014)	(134,820)
Profit for the period	92,156	86,296	117,405	295,857	95,590	6,670	3,267	21,060	(9,528)	412,916
Profit attributable to Shareholders of the parent company	92,156	86,296	117,360	295,812	95,590	6,670	3,267	21,060	(10,941)	411,458
Profit attributable to Non-controlling interests	—	—	45	45	—	—	—	—	1,413	1,458
Total assets[1]	92,498,513	103,202,391	69,558,038	265,258,942	15,854,992	2,525,070	6,945,605	21,504,989	(20,251,443)	291,838,155
Total liabilities[1]	81,008,201	122,206,712	41,426,715	244,641,628	12,385,131	1,973,888	6,396,477	1,414,111	(625,911)	266,185,324

[1]	Amounts as of December 31, 2013, before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Banking service	￦	1,326,100	￦	1,427,404
Credit card service		335,958		332,968
Investment & securities service		31,223		35,961
Life insurance service		24,857		23,242
Other service		37,226		24,832

	￦	1,755,364	￦	1,844,407

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2014 and 2013, and major non-current assets as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014				Mar. 31, 2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	￦	1,727,164	￦	3,550,715	￦	1,824,138	￦	3,600,424
United States		2,880		19		3,353		21
New Zealand		1,832		19		2,029		20
China		13,260		9,786		4,295		10,488
Japan		5,605		1,730		6,067		1,722
Argentina		—		—		2		—
Vietnam		765		306		564		316
Cambodia		1,585		791		1,206		898
England		2,273		7		2,753		9
Intra-group adjustment		—		129,844		—		56,408

	￦	1,755,364	￦	3,693,217	￦	1,844,407	￦	3,670,306

[1]	Major non-current assets are as of December 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of March 31, 2014 and December 31, 2013, are as follows:

	Mar. 31, 2014				Dec. 31, 2013
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	15,939,591	￦	15,950,690	￦	14,792,654	￦	14,793,603
Financial assets held for trading		8,793,350		8,793,350		8,967,006		8,967,006
Debt securities		7,985,675		7,985,675		7,825,785		7,825,785
Equity securities		762,423		762,423		1,100,969		1,100,969
Others		45,252		45,252		40,252		40,252
Financial assets designated at fair value through profit or loss		359,555		359,555		361,736		361,736
Equity securities		157,729		157,729		115,778		115,778
Derivative linked securities		201,826		201,826		245,958		245,958
Derivatives held for trading		1,337,456		1,337,456		1,680,880		1,680,880
Derivatives held for hedging		122,426		122,426		138,529		138,529
Loans		224,354,537		224,677,004		219,001,356		219,319,406
Available-for-sale financial assets		22,090,678		22,090,678		21,832,104		21,832,104
Debt securities		19,214,816		19,214,816		18,933,288		18,933,288
Equity securities		2,875,862		2,875,862		2,898,816		2,898,816
Held-to-maturity financial assets		12,966,547		13,332,140		13,016,991		13,386,962
Other financial assets		6,012,198		6,012,198		6,251,679		6,251,679

	￦	291,976,338	￦	292,675,497	￦	286,042,935	￦	286,731,905

Financial liabilities
Financial liabilities held for trading	￦	639,371	￦	639,371	￦	236,637	￦	236,637
Financial liabilities designated at fair value through profit or loss		830,671		830,671		878,565		878,565
Derivatives held for trading		1,247,357		1,247,357		1,580,029		1,580,029
Derivatives held for hedging		180,874		180,874		215,310		215,310
Deposits		202,020,646		202,292,865		200,882,064		201,128,271
Debts		17,080,681		17,084,154		14,101,331		14,098,569
Debentures		29,224,909		30,317,762		27,039,534		28,221,196
Other financial liabilities		12,270,673		12,270,821		13,262,914		13,262,946

	￦	263,495,182	￦	264,863,875	￦	258,196,384	￦	259,621,523

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	4,287,143	￦	4,506,207	￦	—	￦	8,793,350
Debt securities		3,884,009		4,101,666		—		7,985,675
Equity securities		357,882		404,541		—		762,423
Others		45,252		—		—		45,252
Financial assets designated at fair value through profit or loss		—		170,756		188,799		359,555
Equity securities		—		157,729		—		157,729
Derivative linked securities		—		13,027		188,799		201,826
Derivatives held for trading		853		1,291,885		44,718		1,337,456
Derivatives held for hedging		—		122,426		—		122,426
Available-for-sale financial assets[1]		10,658,206		9,780,599		1,651,873		22,090,678
Debt securities		9,677,384		9,537,053		379		19,214,816
Equity securities		980,822		243,546		1,651,494		2,875,862

	￦	14,946,202	￦	15,871,873	￦	1,885,390	￦	32,703,465

Financial liabilities
Financial liabilities held for trading	￦	639,371	￦	—	￦	—	￦	639,371
Financial liabilities designated at fair value through profit or loss		—		—		830,671		830,671
Derivatives held for trading		487		1,212,335		34,535		1,247,357
Derivatives held for hedging		—		172,573		8,301		180,874

	￦	639,858	￦	1,384,908	￦	873,507	￦	2,898,273

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	3,528,104	￦	5,438,902	￦	—	￦	8,967,006
Debt securities		3,160,592		4,665,193		—		7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss		—		127,808		233,928		361,736
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets[1]		10,739,845		9,430,206		1,662,053		21,832,104
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

[1]

The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦109,550 million and ￦117,750 million as of March 31, 2014 and December 31, 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

The financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,101,666	DCF Model	Discount rate
Equity securities		404,541	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		4,506,207

Financial assets designated at fair value through profit or loss
Equity securities		157,729	DCF Model	Discount rate
Derivative linked securities		13,027	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation of the underlying assets

		170,756

Derivatives held for trading		1,291,885	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		122,426	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		9,537,053	DCF Model	Discount rate
Equity securities		243,546	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		9,780,599

	￦	15,871,873

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Financial liabilities
Derivatives held for trading	￦	1,212,335	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		172,573	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,384,908

(In millions of Korean won)	Dec. 31, 2013
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,665,193	DCF Model	Discount rate
Equity securities		773,709	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		5,438,902

Financial assets designated at fair value through profit or loss
Equity securities		115,778	DCF Model	Discount rate
Derivative linked securities		12,030	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation of the underlying assets

		127,808

Derivatives held for trading		1,630,940	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		138,077	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		9,175,742	DCF Model	Discount rate
Equity securities		254,464	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		9,430,206

	￦	16,765,933

Financial liabilities
Derivatives held for trading	￦	1,538,374	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		206,468	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,744,842

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	3,102,212	￦	10,696,656	￦	2,151,822	￦	15,950,690
Loans		—		—		224,677,004		224,677,004
Held-to-maturity financial assets		3,446,550		9,885,590		—		13,332,140
Other financial assets[2]		—		—		6,012,198		6,012,198

	￦	6,548,762	￦	20,582,246	￦	232,841,024	￦	259,972,032

Financial liabilities
Deposits[1]	￦	—	￦	73,614,775		128,678,090		202,292,865
Debts[1]		—		44,016		17,040,138		17,084,154
Debentures		—		29,976,686		341,076		30,317,762
Other financial liabilities[3]		—		—		12,270,821		12,270,821

	￦	—	￦	103,635,477	￦	158,330,125	￦	261,915,602

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets[2]		—		—		6,251,679		6,251,679

	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits[1]	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts[1]		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities[3]		—		—		13,262,946		13,262,946

	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]

The ￦6,012,198 million and ￦6,251,679 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of March 31, 2014 and December 31, 2013, respectively.

[3]

The ￦12,260,449 million and ￦13,261,041 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of March 31, 2014 and December 31, 2013, respectively.

Valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	￦	9,885,590	DCF Model	Discount rate
Financial liabilities
Debentures	￦	29,976,686	DCF Model	Discount rate

(In millions of Korean won)	Dec. 31, 2013
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	￦	9,851,745	DCF Model	Discount rate
Financial liabilities
Debentures	￦	27,752,493	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	￦	2,151,822	DCF Model	Credit spread, Other spread
Loans		224,677,004	DCF Model	Credit spread, Other spread, Prepayment rate

	￦	226,828,826

Financial liabilities
Deposits	￦	128,678,090	DCF Model	Other spread, Prepayment rate
Debts		17,040,138	DCF Model	Other spread
Debentures		341,076	DCF Model	Other spread, Implied default probability
Other financial liabilities		10,372	DCF Model	Other spread

	￦	146,069,676

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	￦	1,539,592	DCF Model	Credit spread, Other spread
Loans		219,319,406	DCF Model	Credit spread, Other spread, Prepayment rate

	￦	220,858,998

Financial liabilities
Deposits	￦	128,288,906	DCF Model	Other spread, Prepayment rate
Debts		13,942,220	DCF Model	Other spread
Debentures		468,703	DCF Model	Other spread, Implied default probability
Other financial liabilities		1,905	DCF Model	Other spread

	￦	142,701,734

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses the value of external, independent and qualified valuers or the value of internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

6.2.2 Changes in Level 3 of the fair value hierarchy used in the valuation techniques based on unobservable assumption in the market

Changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
- Profit or loss		2,368		(19,002)		(7,198)		7,585		299
- Other comprehensive income		—		39,295		—		—		—
Purchases		42,150		10,762		—		(315)		—
Sales		(89,647)		(39,561)		—		(374)		—
Issues		—		—		(300,689)		(262)		—
Settlements		—		—		355,781		(4,253)		(210)
Transfers into Level 3		—		1,927		—		—		—
Transfers out of Level 3		—		(10,435)		—		—		—
Business combination		—		6,834		—		—		—

Ending balance	￦	188,799	￦	1,651,873	￦	(830,671)	￦	10,183	￦	(8,301)

(In millions of Korean won)	Mar. 31, 2013
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		1,330		(2,632)		(3,150)		(1,812)		2,525
- Other comprehensive income		—		11,401		—		—		—
Purchases		88,600		72,232		—		(578)		—
Sales		(90,666)		(9,781)		—		(19)		—
Issues		—		—		(332,246)		(989)		—
Settlements		—		—		176,307		7,055		(625)
Transfers into Level 3		—		—		—		—		—
Transfers out of Level 3		—		(283,641)		—		—		—

Ending balance	￦	176,888	￦	1,265,918	￦	(628,227)	￦	2,499	￦	(4,635)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income

Total gains or losses included in profit or loss for the period	￦	2,755	￦	(18,760)	￦	57
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	￦	9,208	￦	(23,706)	￦	57

(In millions of Korean won)	Mar. 31, 2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	(3,632)	￦	(107)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	￦	(3,171)	￦	307

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)
	Mar. 31, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	188,799	Monte Carlo Simulation, Closed Form	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	11.30 ~ 43.26	The higher the volatility, the higher the fair value
					Correlation between underlying asset	-0.36 ~ 63.57	The higher the correlation between underlying asset, the higher the fair value
Derivatives held for trading
Stock and index		41,440	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset(index of stock prices), Dividend yield, Discount rate	Volatility of the underlying asset	4.70 ~ 50.90	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	9.16 ~ 63.57	The higher the correlation, the higher the fair value fluctuation
					Discount rate	3.33 ~ 4.46	The lower the discount rate, the higher the fair value
Currency		3,278	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	92.16 ~ 100.00	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Available-for-sale financial assets
Debt securities		379	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value
Equity securities		1,651,494

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value, dividend discount model, Discounted cash flows to equity, Historical data method

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company, Recovery rate of receivables’ acquisition cost, Volatility of stock prices

					Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86 ~ 20.77	The lower the discount rate, the higher the fair value
					Volatility of interest rate	11.63 ~ 16.14	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.96 ~ 2.62	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Discount rate of cash flows from rent	6.43 ~ 12.83	The lower the discount rate of cash flows, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
					Volatility of stock prices	7.30 ~ 37.34	The higher the volatility, the higher the fair value fluctuation

	￦	1,885,390

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	￦	830,671	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	11.30 ~ 44.59	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-0.36 ~ 63.57	The higher the correlation between underlying asset, the higher the fair value
Stock and index		34,535	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Volatility of interest rate	Volatility of the underlying asset	11.30 ~ 44.87	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	13.71 ~ 75.22	The higher the correlation, the higher the fair value fluctuation
					Volatility of interest rate	11.63 ~ 16.14	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		8,301	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.91 ~ 4.82	The higher the volatility, the higher the fair value fluctuation

	￦	873,507

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec 31, 2013
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	233,928	Monte Carlo Simulation, Closed Form, Hull and White model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset	10.99 ~ 40.28	The higher the volatility, the higher the fair value
					Correlation between underlying asset	-3.28 ~ 57.89	The higher the correlation between underlying asset, the higher the fair value
					Volatility of interest rate	0.48	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.54 ~ 5.32	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index		42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Discount rate	Volatility of the underlying asset	7.1 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	11.43 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Discount rate	3.46	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Currency		6,490	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	88.24 ~ 94.12	The higher the loss given default, the lower the fair value
Derivatives held for hedging
Interest rate		452	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation between underlying asset (Interest rates), Foreign exchange rate	Correlation between underlying asset	0.03	The higher the correlation, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value
Equity securities		1,659,244	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net Asset Value, Dividend discount model, Discounted cash flows to equity,

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company

					Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86 ~ 58.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.74 ~ 0.96	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Discount rate of cash flows from rent	6.43 ~ 12.83	The lower the discount rate of cash flows, the higher the fair value

	￦	1,945,629

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	￦	878,565	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	10.99 ~ 44.71	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.28 ~ 58.28	The higher the correlation between underlying asset, the higher the fair value
Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.99 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	16.20 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00 ~ 5.28	The higher the volatility, the higher the fair value fluctuation

	￦	928,801

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	4,100	￦	(6,628)
Derivatives held for trading[2]		8,049		(12,034)
Available-for-sale financial assets
Debt securities[3]		21		(20)
Equity securities[4]		349,022		(130,530)

	￦	361,192	￦	(149,212)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	22,257	￦	(14,233)
Derivatives held for trading[2]		5,978		(6,853)
Derivatives held for hedging[2]		277		(264)

	￦	28,512	￦	(21,350)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,188	￦	(8,834)
Derivatives held for trading[2]		6,653		(6,299)
Derivatives held for hedging[2]		0		0
Available-for-sale financial assets
Debt securities[3]		61		(58)
Equity securities[4]		322,444		(121,192)

	￦	335,346	￦	(136,383)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	15,467	￦	(10,330)
Derivatives held for trading[2]		4,596		(4,968)
Derivatives held for hedging[2]		345		(333)

	￦	20,408	￦	(15,631)

[1]

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.

[2]

For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For currency-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as loss given default by ± 1%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Balance at the beginning of the period (A)	￦	4,190	￦	8,652
New transactions (B)		1,024		1,535
Amounts recognized in profit or loss during the period (C=a+b)
a. Amortization		(705)		(1,630)
b. Settlement		(182)		(1,544)

Balance at the end of the period (A+B+C)	￦	4,327	￦	7,013

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	15,939,591	￦	—	￦	—	￦	—	￦	15,939,591
Financial assets at fair value through profit or loss		8,793,350		359,555		—		—		—		—		9,152,905
Derivatives		1,337,456		—		—		—		—		122,426		1,459,882
Loans		—		—		224,354,537		—		—		—		224,354,537
Financial investments		—		—		—		22,090,678		12,966,547		—		35,057,225
Other financial assets		—		—		6,012,198		—		—		—		6,012,198

	￦	10,130,806	￦	359,555	￦	246,306,326	￦	22,090,678	￦	12,966,547	￦	122,426	￦	291,976,338

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Mar. 31, 2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	639,371	￦	830,671	￦	—	￦	—	￦	1,470,042
Derivatives		1,247,357		—		—		180,874		1,428,231
Deposits		—		—		202,020,646		—		202,020,646
Debts		—		—		17,080,681		—		17,080,681
Debentures		—		—		29,224,909		—		29,224,909
Other financial liabilities		—		—		12,270,673		—		12,270,673

	￦	1,886,728	￦	830,671	￦	260,596,909	￦	180,874	￦	263,495,182

(In millions of Korean won)
	Dec. 31, 2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

		￦1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

6.4 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

The details of the Group’s recognized financial assets subject to enforceable master netting arrangement or similar agreement by type as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,238,777	￦	—	￦	1,238,777	￦	(919,526)	￦	(2,090)	￦	317,161
Derivatives held for hedging		121,625		—		121,625		(22,395)		—		99,230
Receivable spot exchange		1,553,388		—		1,553,388		(1,552,764)		—		624
Reverse repurchase, securities borrowing and similar agreements[1]		5,531,100		—		5,531,100		(5,531,100)		—		—
Other financial instruments		16,647,662		(15,157,503)		1,490,159		(359,956)		—		1,130,203

	￦	25,092,552	￦	(15,157,503)	￦	9,935,049	￦	(8,385,741)	￦	(2,090)	￦	1,547,218

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements[1]		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

[1]	Includes a portion of the securities loaned.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,244,182	￦	—	￦	1,244,182	￦	(819,802)	￦	—	￦	424,380
Derivatives held for hedging		172,929		—		172,929		(16,108)		—		156,821
Payable spot exchange		1,552,944		—		1,552,944		(1,552,764)		—		180
Reverse repurchase securities lending and similar agreements[1,2]		1,261,548		—		1,261,548		(1,261,548)		—		—
Other financial instruments		15,796,843		(15,157,503)		639,340		(500,456)		—		138,884

	￦	20,028,446	￦	(15,157,503)	￦	4,870,943	￦	(4,150,678)	￦	—	￦	720,265

(In millions of Korean won)
	Dec. 31, 2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Reverse repurchase securities lending and similar agreements[1,2]		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

[1]	Includes repurchase agreements sold to customers
[2]	Includes a portion of securities sold

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

7. Due from financial institutions

The details of due from financial institutions as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Mar. 31, 2014		Dec. 31, 2013
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.55	￦	6,399,087	￦	6,717,697
	Due from banking institutions	Hana Bank and others	0.00~7.15		1,092,068		636,837
	Due from others	Samsung Securities Co., Ltd. and others	0.10~2.90		3,970,881		3,203,452

					11,462,036		10,557,986

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.16		636,698		855,388
	Time deposits in foreign currencies	China Citi Bank and others	0.16~6.20		727,727		657,408
	Due from others	Bank of Japan and others	—		27,392		23,321

					1,391,817		1,536,117

				￦	12,853,853	￦	12,094,103

Restricted due from financial institutions as of March 31, 2014 and December 31, 2013, are as follows:

(in millions of Korean won)		Financial Institutions	Mar. 31, 2014		Dec. 31, 2013		Reason for restriction
Due from financial institutions in Korean currencies	Due from Bank of Korea	Bank of Korea	￦	6,399,087	￦	6,717,697	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		352,217		342,469	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		214,618		102,460	Market entry deposit and others

				6,965,922		7,162,626

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		157,912		482,296	Bank of Korea Act and others
	Time deposit in foreign currencies	Bank of Communications		12,826		10,553	Bank Act of the State of New York
	Due from others	Woori Futures Co., Ltd.		9,782		10,428	Derivatives margin account and others

				180,520		503,277

			￦	7,146,442	￦	7,665,903

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,256,684	￦	—	￦	—
Swaps[2]		133,789,400		522,439		566,370
Options		8,325,090		44,630		88,812

		143,371,174		567,069		655,182

Currency
Forwards		25,045,311		145,364		186,060
Futures[1]		639,301		118		166
Swaps		17,341,096		501,236		359,164
Options		550,860		2,648		2,226

		43,576,568		649,366		547,616

Stock and index
Futures[1]		64,896		20		—
Swaps		423,238		15,615		10,836
Options		2,133,145		28,241		24,774

		2,621,279		43,876		35,610

Commodity
Futures[1]		2,260		112		—

		2,260		112		—

Other		43,989		77,033		8,949

	￦	189,615,270	￦	1,337,456	￦	1,247,357

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	928,684	￦	—	￦	—
Swaps[2]		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures[1]		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

		41,159,414		937,567		794,799

Stock and index
Futures[1]		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

		2,596,222		47,571		50,381

Commodity
Futures[1]		2,024		121		—

		2,024		121		—

Other		60,000		68,014		9,248

	￦	194,306,585	￦	1,680,880	￦	1,580,029

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.
[2]	Some over-the-counter swaps are cleared through Central Counterparty(CCP). A gain or loss from market-to-market of them is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,461,561	￦	121,417	￦	1,160
Currency
Futures		42,048		801		155
Swaps		1,068,800		—		163,469
Other		140,000		—		8,301

	￦	2,712,409	￦	122,218	￦	173,085

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Futures		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,188,361	￦	137,947	￦	204,642

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Gains(losses) on hedging instruments	￦	10,741	￦	45,494
Gains(losses) on the hedged item attributable to the hedged risk		5,962		(38,316)

	￦	16,703	￦	7,178

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,433,000	￦	208	￦	5,645
Currency
Swaps		320,640		—		2,144

	￦	1,753,640	￦	208	￦	7,789

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

	￦	1,719,590	￦	582	￦	10,668

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Gains(losses) on hedging instruments	￦	2,751	￦	7,725
Gains(losses) on the hedged item attributable to the hedged risk		2,865		8,040

Ineffectiveness recognized in profit or loss	￦	(114)	￦	(315)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Amount recognized in other comprehensive income	￦	2,865	￦	8,040
Amount reclassified from equity to profit or loss		(4,111)		(12,251)
Tax effect		191		558

	￦	(1,055)	￦	(3,653)

9. Loans

Loans as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Loans	￦	226,913,232	￦	221,439,295
Deferred loan origination fees and costs		493,653		423,245
Less: Allowances for loan losses		(3,052,348)		(2,861,184)

Carrying amount	￦	224,354,537	￦	219,001,356

Loans to banks as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Loans	￦	7,598,049	￦	6,335,056
Less: Allowances for loan losses		(12)		(25)

Carrying amount	￦	7,598,037	￦	6,335,031

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Loans to customers other than banks as of March 31, 2014 and December 31, 2013, consist of:

(In millions of Korean won)	Mar. 31, 2014
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	105,296,127	￦	85,616,568	￦	—	￦	190,912,695
Loans in foreign currencies		96,894		2,914,023		—		3,010,917
Domestic import usance bills		—		3,497,362		—		3,497,362
Off-shore funding loans		—		696,690		—		696,690
Call loans		—		553,322		—		553,322
Bills bought in Korean won		—		6,454		—		6,454
Bills bought in foreign currencies		—		2,044,480		—		2,044,480
Guarantee payments under payment guarantee		288		45,627		—		45,915
Credit card receivables in Korean won		—		—		10,939,673		10,939,673
Credit card receivables in foreign currencies		—		—		2,408		2,408
Reverse repurchase agreements		—		1,814,500		—		1,814,500
Privately placed bonds		—		651,824		—		651,824
Factored receivables		2,854,881		57,840		—		2,912,721
Lease receivables		651,017		90,864		—		741,881
Loans for installment credit		1,977,994		—		—		1,977,994

		110,877,201		97,989,554		10,942,081		219,808,836
Proportion (%)		50.44		44.58		4.98		100.00
Allowances		(649,069)		(1,994,088)		(409,179)		(3,052,336)

	￦	110,228,132	￦	95,992,156	￦	10,532,902	￦	216,756,500

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

		107,743,214		95,999,812		11,784,458		215,527,484
Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the three-month periods ended March 31, 2014 and 2013, are as follows:

	Mar. 31, 2014
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(58,391)		(110,911)		(96,365)		(265,667)
Recoveries from written-off loans		31,091		91,515		32,278		154,884
Sale		(335)		(1,421)		—		(1,756)
Provision[1]		37,235		188,619		64,257		290,111
Business combination		58,346		24,294		—		82,640
Other changes		613		(68,870)		(791)		(69,048)

Ending	￦	649,069	￦	1,994,100	￦	409,179	￦	3,052,348

	Mar. 31, 2013
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(99,512)		(158,960)		(40,176)		(298,648)
Recoveries from written-off loans		27,256		29,585		37,533		94,374
Sale		(3,838)		(23,886)		—		(27,724)
Provision[1]		91,172		240,034		63,656		394,862
Other changes		1,190		(12,380)		(376)		(11,566)

Ending	￦	704,119	￦	2,325,711	￦	390,127	￦	3,419,957

[1]

Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), reversal for financial guarantees contracts (Note 22), and provision for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦15,300,344 million and ￦15,061,182 million, as of March 31, 2014 and December 31, 2013, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The coverage ratio of allowances for loan losses as of March 31, 2014 and December 31, 2013, is as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Loans	￦	227,406,885	￦	221,862,540
Allowances for loan losses		3,052,348		2,861,184
Ratio (%)		1.34		1.29

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,331,153	￦	2,085,450
Financial bonds		3,563,173		3,265,960
Corporate bonds		1,636,114		1,759,993
Asset-backed securities		304,939		510,159
Others		150,296		204,223
Equity securities:
Stocks		170,683		145,163
Beneficiary certificates		591,740		955,806
Others		45,252		40,252

		8,793,350		8,967,006

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		157,729		115,778
Derivative linked securities		201,826		245,958

		359,555		361,736

Total financial assets at fair value through profit or loss	￦	9,152,905	￦	9,328,742

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,642,791	￦	6,925,617
Financial bonds		6,163,330		5,782,234
Corporate bonds		5,123,521		4,997,788
Asset-backed securities		1,177,015		1,208,241
Others		108,159		19,408
Equity securities:
Stocks		2,359,039		2,366,887
Equity investments and others		79,252		97,937
Beneficiary certificates		437,571		433,992

		22,090,678		21,832,104

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,362,186		4,357,623
Financial bonds		793,860		892,509
Corporate bonds		7,470,828		7,400,085
Asset-backed securities		339,673		366,774

		12,966,547		13,016,991

Total financial investments	￦	35,057,225	￦	34,849,095

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The impairment losses and the reversal of impairment losses in financial investments for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(27,143)	￦	—	￦	(27,143)
Held-to-maturity financial assets		—		—		—

	￦	(27,143)	￦	—	￦	(27,143)

(In millions of Korean won)	Mar. 31, 2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(85,213)	￦	—	￦	(85,213)
Held-to-maturity financial assets		(2)		—		(2)

	￦	(85,215)	￦	—	￦	(85,215)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

12. Investments in associates

Investments in associates as of March 31, 2014 and December 31, 2013, are as follows:

(in millions of Korean won)	Mar. 31, 2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	123,369	￦	123,369	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,949		3,949	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		108,231		117,960	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,3]	29.56		954,104		45,264		33,175	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		37,620		43,479		43,458	Investment finance	Korea
Semiland Co., Ltd.	20.61		1,359		2,547		2,547	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		207,317		201,783	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		82		—	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,717		123,189	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(1,482)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,817		20,404	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		20,650		18,095		17,335	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,301		4,301	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,224		2,224	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		15		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.2 Special Purpose Acquisition Company[1]	4.76		15		28		28	SPAC	Korea

		￦	1,580,742	￦	704,963	￦	693,732

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(in millions of Korean won)	Dec. 31, 2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,3]	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd.	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[4]	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.[4]	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

		￦	1,613,586	￦	742,245	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

[1]

As of March 31, 2014 and December 31, 2013, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of March 31, 2014 and December 31, 2013, are ￦40,029 million and ￦57,476 million, respectively.
[4]

Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on associates:

	Mar. 31, 2014
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	980,806	￦	2,078	￦	993,030	￦	978,728	￦	123,369	￦	—	￦	123,369
Korea Credit Bureau Co., Ltd.		55,979		12,100		10,000		43,879		3,949		—		3,949
UAMCO., Ltd.		4,131,853		3,512,181		2,430		619,672		108,231		9,729		117,960
JSC Bank CenterCredit		6,101,983		5,949,256		546,794		152,727		45,264		(12,089)		33,175
KoFC KBIC Frontier Champ 2010-5(PEF)		87,188		230		75,240		86,958		43,479		(21)		43,458
Semiland Co., Ltd.		21,260		15,058		1,970		6,202		2,547		—		2,547
United PF 1st Recovery Private Equity Fund		1,180,207		10,202		1,081,400		1,170,005		207,317		(5,534)		201,783
CH Engineering Co., Ltd.[2]		964		766		158		198		82		(82)		—
KB GwS Private Securities Investment Trust		475,808		1,998		425,814		473,810		126,717		(3,528)		123,189
Incheon Bridge Co., Ltd.		728,787		738,675		164,621		(9,888)		(1,482)		1,482		—
KB Star office Private real estate Investment Trust No.1		220,569		121,687		95,000		98,882		20,817		(413)		20,404
KoFC POSCO HANHWA KB shared growth Private Equity Fund		72,831		450		82,600		72,381		18,095		(760)		17,335
NPS KBIC Private Equity Fund No. 1		176,802		8,789		132,541		168,013		4,301		—		4,301
KBIC Private Equity Fund No. 3		111,341		78		102,500		111,263		2,224		—		2,224
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10
KB No.2 Special Purpose Acquisition Company		2,192		1,603		32		589		28		—		28

									￦	704,948	￦	(11,216)	￦	693,732

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Mar. 31, 2014
	Operating income	Profit (Loss)	Other comprehensive income(loss)	Total comprehensive income(loss)	Dividends
Associates
Balhae Infrastructure Fund	14,412	12,313	—	12,313	3,151
Korea Credit Bureau Co., Ltd.	6,608	(2,918)	—	(2,918)	—
UAMCO., Ltd.	160,006	22,785	—	22,785	35,041
JSC Bank CenterCredit	93,026	(5,939)	(18,247)	(24,186)	—
KoFC KBIC Frontier Champ 2010-5(PEF)	9,867	9,636	4,250	13,886	—
Semiland Co., Ltd.	3,595	56	—	56	21
United PF 1st Recovery Private Equity Fund	27,120	20,877	—	20,877	—
CH Engineering Co., Ltd.[2]	212	44	—	44	—
KB GwS Private Securities Investment Trust	37,856	18,609	—	18,609	4,605
Incheon Bridge Co., Ltd.	15,550	(6,628)	—	(6,628)	—
KB Star office Private real estate Investment Trust No.1	4,342	2,235	—	2,235	—
KoFC POSCO HANHWA KB shared growth Private Equity Fund	804	(599)	—	(599)
NPS KBIC Private Equity Fund No. 1	2,559	2,285	2,229	4,514	53
KBIC Private Equity Fund No. 3	146	72	—	72	—
KB-Glenwood Private Equity Fund	—	—	—	—	—
KB No.2 Special Purpose Acquisition Company	—	(19)	—	(19)	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

[1]

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]

As the financial statements as of March 31, 2014 are not available, the Group applied the equity method by using the financial statements as of February 28, 2014, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

(In millions of Korean won)	Dec. 31, 2013[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd.		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.[2]		917		763		158		154		64		(64)		—
Kores Co., Ltd.[3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.[3]		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10

									￦	742,245	￦	13,145	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Mar. 31, 2013
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	14,301	￦	12,682	￦	—	￦	12,682	￦	3,188
Korea Credit Bureau Co., Ltd.		8,729		(995)		—		(995)		—
UAMCO., Ltd.		190,060		28,614		—		28,614		—
JSC Bank CenterCredit		94,333		3,342		19,209		22,551		—
KoFC KBIC Frontier Champ 2010-5(PEF)		656		(1,128)		588		(540)		—
KB Global Star Game & Apps SPAC		—		9		—		9		—
Semiland Co., Ltd.		2,825		106		—		106		10
Serit Platform Co., Ltd.		2,260		420		—		420		—
Testian Co., Ltd.		36		(1,932)		—		(1,932)		—
DS Plant Co., Ltd.		1,663		(4)		—		(4)		—
Joam Housing Development Co., Ltd.		7,130		(4,132)		—		(4,132)		—
United PF 1st Recovery Private Equity Fund		35,092		16,685		—		16,685		—
CH Engineering Co., Ltd.[2]		211		(80)		—		(80)		—
Kores Co., Ltd.[3]		26,762		548		2,472		3,020		—
DaiYang Metal Co., Ltd.[3]		28,317		(25,270)		—		(25,270)		—
KB GwS Private Securities Investment Trust		27,179		8,930		—		8,930		4,615
Incheon Bridge Co., Ltd.		13,797		(8,313)		—		(8,313)		—
KB Star office Private real estate Investment Trust No.1		4,235		2,195		—		2,195		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		400		(158)		(599)		(757)		—
NPS KBIC Private Equity Fund No. 1		2,639		2,351		6,818		9,169		53
KBIC Private Equity Fund No. 3		633		559		—		559		—
KB-Glenwood Private Equity Fund		—		(3)		—		(3)		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

[1]

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]

As the financial statements as of March 31, 2013 are not available, the Group applied the equity method by using the financial statements as of February 28, 2013, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

[3]

As the financial statements as of March 31, 2013 are not available, the Group applied the equity method by using the financial statements as of December 31, 2012, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

As Terra Co., Ltd. and Shinla Construction Co., Ltd. are capital deficient as of March 31, 2014, reliable financial information is not available. Therefore, the financial information of these associates is not included in the summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The changes in investments in associates for the three-month periods ended March 31, 2014 and 2013, are as follows:

	Mar. 31, 2014
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	124,968	￦	—	￦	—	￦	(3,151)	￦	1,552	￦	—	￦	—	￦	123,369
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		(236)		—		—		3,949
UAMCO., Ltd.		150,826		—		—		(35,041)		2,175		—		—		117,960
JSC Bank CenterCredit		68,110		—		—		—		(1,758)		(33,177)		—		33,175
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		—		(9,960)		—		4,365		3,660		—		43,458
Semiland Co., Ltd.		2,639		—		(111)		(21)		40		—		—		2,547
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		3,842		—		—		201,783
Kores Co., Ltd.		1,505		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(4,605)		4,709		—		—		123,189
KB Star office Private real estate Investment Trust No.1		19,934		—		—		—		470		—		—		20,404
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		6,625		—		—		421		(40)		—		17,335
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(53)		58		58		—		4,301
KBIC Private Equity Fund No. 3		2,223		—		—		—		1		—		—		2,224
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
Terra Co., Ltd.[1]		4		—		—		—		(4)		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		—		—		(1)		14		—		28

	￦	755,390	￦	6,640	￦	(10,071)	￦	(42,871)	￦	15,634	￦	(29,485)	￦	(1,505)	￦	693,732

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

	Mar. 31, 2013
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(3,188)	￦	1,599	￦	—	￦	—	￦	123,415
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		(136)		—		—		3,654
UAMCO., Ltd.		139,760		—		—		—		3,329		—		—		143,089
JSC Bank CenterCredit		281,889		—		—		—		136		15,694		—		297,719
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		350		(135)		—		(271)		(23)		—		25,460
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,513		—		—		(10)		55		—		—		2,558
Serit Platform Co., Ltd.		1,517		—		—		—		91		—		—		1,608
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(69)		(949)		—
Testian Co., Ltd.		1,041		—		—		—		(587)		—		—		454
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,957		—		—		198,382
CH Engineering Co., Ltd.		—		—		—		—		—		—		—		—
Evalley Co., Ltd.		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,384		—		—		—		88		396		—		1,868
DaiYang Metal Co., Ltd.		—		6,407		—		—		—		—		—		6,407
KB GwS Private Securities Investment Trust		120,939		—		—		(4,615)		2,389		—		—		118,713
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,276)		—		—		354
KB Star office Private real estate Investment Trust No.1		19,898		—		—		—		462		—		—		20,360
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(240)		(160)		—		12,358
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(53)		61		174		—		4,342
KBIC Private Equity Fund No. 3		2,156		—		—		—		11		—		—		2,167
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10

	￦	934,641	￦	14,532	￦	(1,712)	￦	(7,866)	￦	8,308	￦	16,012	￦	(949)	￦	962,966

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

13. Property and Equipment, and Investment Property

The details of property and equipment as of March 31, 2014 and December 31, 2013, are as follows:

	Mar. 31, 2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,977,780	￦	—	￦	—	￦	1,977,780
Buildings		1,202,407		(352,794)		(2,117)		847,496
Leasehold improvements		571,801		(520,152)		—		51,649
Equipment and vehicles		1,625,804		(1,494,848)		—		130,956
Construction in progress		1,479		—		—		1,479
Financial lease assets		74,548		(59,960)		—		14,588

	￦	5,453,819	￦	(2,427,754)	￦	(2,117)	￦	3,023,948

	Dec. 31, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

The details of investment property as of March 31, 2014 and December 31, 2013, are as follows:

	Mar. 31, 2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	93,793	￦	—	￦	(737)	￦	93,056
Buildings		77,309		(7,078)		—		70,231

	￦	171,102	￦	(7,078)	￦	(737)	￦	163,287

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

	Dec. 31, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

	￦	173,234	￦	(6,975)	￦	166,259

14. Intangible Assets

The details of intangible assets as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	331,707	￦	—	￦	(46,533)	￦	285,174
Other intangible assets		904,846		(659,951)		(24,087)		220,808

	￦	1,236,553	￦	(659,951)	￦	(70,620)	￦	505,982

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

The details of goodwill as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014				Dec. 31, 2013
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		—		—
KB Savings Bank Co., Ltd.		115,343		80,186		108,000		72,843
Yehansoul Savings Bank Co., Ltd.		—		—		7,343		7,343

	￦	331,707	￦	285,174	￦	252,098	￦	205,565

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The details of intangible assets, excluding goodwill, as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	3,773	￦	(1,192)	￦	—	￦	2,581
Software		662,118		(564,024)		—		98,094
Other intangible assets		205,269		(72,089)		(24,087)		109,093
Finance leases assets		33,686		(22,646)		—		11,040

	￦	904,846	￦	(659,951)	￦	(24,087)	￦	220,808

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Assets		Liabilities		Net amount

Other provisions	￦	100,702	￦	—	￦	100,702
Allowances for loan losses		191		(2,117)		(1,926)
Impairment losses on property and equipment		4,633		—		4,633
Share-based payments		7,044		—		7,044
Provisions for guarantees		51,643		—		51,643
Losses(gains) from valuation on derivative financial instruments		1,255		(13,332)		(12,077)
Present value discount		5,407		(11,191)		(5,784)
Losses(gains) from fair value hedged item		12,024		—		12,024
Accrued interest		430		(67,219)		(66,789)
Deferred loan origination fees and costs		12,844		(114,323)		(101,479)
Gains from revaluation		—		(275,239)		(275,239)
Investments in subsidiaries and others		79,739		(75,316)		4,423
Derivative linked securities		250,446		(250,412)		34
Others		499,477		(334,013)		165,464

		1,025,835		(1,143,162)		(117,327)
Offsetting of deferred income tax assets and liabilities		(1,012,515)		1,012,515		—

	￦	13,320	￦	(130,647)	￦	(117,327)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Assets		Liabilities		Net amount

Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses(gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses(gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Others		546,499		(337,434)		209,065

		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

	￦	15,422	￦	(61,816)	￦	(46,394)

16. Assets held for sale

The details of assets held for sale as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	57,471	￦	(24,648)	￦	32,823	￦	33,063
Land		40,977		(6,064)		34,913		36,518

	￦	98,448	￦	(30,712)	￦	67,736	￦	69,581

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	39,777	￦	(18,330)	￦	21,447	￦	21,447
Land		21,380		(5,109)		16,271		16,271

	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

The details of other assets as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Other financial assets
Other receivables	￦	2,981,780	￦	3,494,745
Accrued income		1,016,573		1,018,907
Guarantee deposits		1,380,926		1,395,359
Domestic exchange settlement debits		1,013,230		735,807
Others		210,543		188,540
Allowances for loan losses		(589,735)		(580,651)
Present value discount		(1,119)		(1,028)

		6,012,198		6,251,679

Other non-financial assets
Other receivables		2,194		663
Prepaid expenses		431,336		397,321
Guarantee deposits		4,772		3,941
Insurance assets		144,637		157,154
Separate account assets		698,201		696,909
Others		96,223		76,798
Allowances on other asset		(21,125)		(16,402)

		1,356,238		1,316,384

	￦	7,368,436	￦	7,568,063

The changes in allowances for loan losses on other assets for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Other financial assets		Other non-financial assets		Total
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(258)		5,371		5,113
Provision		9,329		(648)		8,681
Business combination		1,085		—		1,085
Others		(1,072)		—		(1,072)

Ending	￦	589,735	￦	21,215	￦	610,860

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Mar. 31, 2013
	Other financial assets		Other non-financial assets		Total
Beginning	￦	590,109	￦	7,989	￦	598,098
Written-off		(603)		(5)		(608)
Provision		9,415		503		9,918
Others		454		—		454

Ending	￦	599,375	￦	8,487	￦	607,862

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Financial liabilities held for trading
Securities sold	￦	593,517	￦	196,570
Other		45,854		40,067

		639,371		236,637

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		830,671		878,565

		830,671		878,565

Total financial liabilities at fair value through profit or loss	￦	1,470,042	￦	1,115,202

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

19. Deposits

The details of deposits as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	138,797	￦	122,296
Household checking deposits		450,055		467,229
Special deposits		2,977,750		2,706,609
Ordinary deposits		24,043,393		24,533,701
Public fund deposits		88,581		75,127
Treasury deposits		29,822		5,148
General savings deposits		27,219,819		28,077,274
Corporate savings deposits		12,147,932		10,715,746
Nonresident’s deposit in Korean won		57,579		32,355
Nonresident’s free deposit in Korean won		13,386		15,001
Others		183,236		163,262

		67,350,350		66,913,748

Demand deposits in foreign currencies
Checking deposits		207,060		251,072
Ordinary deposits		2,435,140		2,461,685
Special deposits		7,325		5,325
Others		476,041		14,142

		3,125,566		2,732,224

		70,475,916		69,645,972

Time deposits
Time deposits in Korean won
Time deposits		109,964,700		108,216,861
Installment savings deposits		10,207,217		11,097,205
Good-sum formation savings		525,138		425,090
Nonresident’s deposit in Korean won		149,080		186,966
Workers’ savings for housing		1,534		1,543
Nonresident’s free deposit in Korean won		35,593		41,085
Long-term housing savings deposits		1,683,847		2,061,129
Long-term savings for households		182		190
Preferential savings deposits for workers		227		245
Mutual installment deposits		1,297,718		1,478,299
Mutual installment for housing		818,800		853,392
Trust deposits		3,104,984		3,093,949

		127,789,020		127,455,954

Time deposits in foreign currencies
Time deposits		1,897,140		2,082,865
Installment savings deposits		4,538		4,035
Others		46,034		68,960

		1,947,712		2,155,860

		129,736,732		129,611,814

Certificates of deposits		1,807,998		1,624,278

Total deposits	￦	202,020,646	￦	200,882,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

20. Debts

The details of debts as of March 31, 2014 and December 31, 2013, consist of:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Borrowings	￦	12,028,567	￦	10,767,737
Bonds sold under repurchase agreements and others		733,024		685,626
Call money		4,319,090		2,647,968

	￦	17,080,681	￦	14,101,331

The details of borrowings as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Mar. 31, 2014		Dec. 31, 2013
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 1.00	￦	584,635	￦	557,998
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		598,729		626,593
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.17 ~ 3.50		109,042		61,877
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.14 ~ 2.70		148,004		142,511
	Other borrowings	The Korea Finance Corporation and others	0.00 ~ 5.30		4,174,788		3,527,292

					5,615,198		4,916,271

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	—		38,094		158,180
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.00 ~ 6.00		4,196,187		3,831,929
	Other borrowings	The Korea Finance Corporation	1.00 ~ 1.52		18,009		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,161,079		1,858,191

					6,413,369		5,851,466

				￦	12,028,567	￦	10,767,737

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

21. Debentures

The details of debentures as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Mar. 31, 2014		Dec. 31, 2013
Debentures in Korean won
Structured debentures	0.40 ~ 8.62	￦	1,339,238	￦	1,499,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 8.00		8,021,351		8,648,474
Fixed rate debentures in Korean won	2.62 ~ 5.04		14,657,642		12,057,142
Floating rate debentures in Korean won	2.85 ~ 3.67		1,383,400		1,505,858

			25,401,631		23,710,712

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(857)		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			49,440		81,369

			48,583		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(25,341)		(16,615)

			25,424,873		23,743,889

Debentures in foreign currencies
Floating rate debentures	0.89 ~ 1.63		1,781,605		1,143,360
Fixed rate debentures	0.40 ~ 7.25		2,205,382		2,335,059

			3,986,987		3,478,419

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(4,747)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(172,058)		(130,011)

			(176,805)		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(10,146)		(10,568)

			3,800,036		3,295,645

		￦	29,224,909	￦	27,039,534

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The changes in debentures based on face value for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	—	￦	(160,000)	￦	—	￦	1,339,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(822,123)		195,000		8,021,351
Fixed rate debentures in Korean won		12,057,142		4,260,700		(4,205,200)		2,545,000		14,657,642
Floating rate debentures in Korean won		1,505,858		400		(122,858)		—		1,383,400

		23,710,712		4,261,100		(5,310,181)		2,740,000		25,401,631

Debentures in foreign currencies
Floating rate debentures		1,143,360		645,265		(18,539)		11,519		1,781,605
Fixed rate debentures		2,335,059		25,728		(176,798)		21,393		2,205,382

		3,478,419		670,993		(195,337)		32,912		3,986,987

	￦	27,189,131	￦	4,932,093	￦	(5,505,518)	￦	2,772,912	￦	29,388,618

(In millions of Korean won)	Mar. 31, 2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		1,699,238		100,000		(190,000)		—		1,609,238
Subordinated fixed rate debentures in Korean won		7,921,510		—		(92,568)		(24,750)		7,804,192
Fixed rate debentures in Korean won		10,145,218		1,732,000		(1,701,906)		(12,793)		10,162,519
Floating rate debentures in Korean won		1,169,158		342,600		(302,600)		—		1,209,158

		21,035,124		2,174,600		(2,287,074)		(37,543)		20,885,107

Debentures in foreign currencies
Floating rate debentures		759,783		—		(19,495)		23,411		763,699
Fixed rate debentures		2,553,814		416,019		(206,533)		13,744		2,777,044

		3,313,597		416,019		(226,028)		37,155		3,540,743

	￦	24,348,721	￦	2,590,619	￦	(2,513,102)	￦	(388)	￦	24,425,850

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

22. Provisions

The details of provisions as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013

Provisions for unused loan commitments	￦	204,804	￦	226,110
Provisions for acceptances and guarantees		214,051		209,118
Provisions for financial guarantee contracts		2,095		2,699
Provisions for asset retirement obligation		76,846		76,608
Other		133,213		163,538

	￦	631,009	￦	678,073

The changes in provisions for unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		225		1,462		1,687
Provision(reversal)		(21,531)		3,471		(18,060)

Ending	￦	204,804	￦	214,051	￦	418,855

(In millions of Korean won)	Mar. 31, 2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		754		3,007		3,761
Reversal		(7,463)		(69,898)		(77,361)

Ending	￦	229,317	￦	141,862	￦	371,179

The changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Beginning	￦	2,699	￦	7,383
Provision(reversal)		(604)		(819)

Ending	￦	2,095	￦	6,564

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The changes in provisions for asset retirement obligation for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Beginning	￦	76,608	￦	65,226
Provision		715		550
Reversal		(2)		(7)
Used		(1,552)		(224)
Unwinding of discount		732		539
Effects of changes in discount rate		—		201
Business combination		345		—

Ending	￦	76,846	￦	66,285

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		4,153		2,510		743		10,860		18,266
Decrease		(3,344)		(5,828)		—		(39,692)		(48,864)
Business combination		—		—		—		273		273

Ending	￦	6,211	￦	13,521	￦	24,198	￦	89,283	￦	133,213

(In millions of Korean won)
	Mar. 31, 2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		4,303		2,254		577		10,021		17,155
Decrease		(8,877)		(2,284)		(619)		(9,803)		(21,583)

Ending	￦	6,534	￦	15,998	￦	21,173	￦	104,208	￦	147,913

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

23. Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

The changes in the net defined benefit liabilities for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		40,486		—		40,486
Interest cost(income)		9,729		(9,100)		629
Remeasurements
Return on plan assets (excluding amounts included in interest income)		—		3,650		3,650
Contributions		—		(20,028)		(20,028)
Past service cost		1		—		1
Payments from plans (benefit payments)		(7,536)		7,523		(13)
Payments from the Group		(1,516)		—		(1,516)
Transfer in		2,773		(2,773)		—
Transfers out		(2,773)		2,761		(12)
Effect of exchange rate changes		13		—		13
Business combination		10,552		(5,421)		5,131

Ending	￦	1,036,924	￦	(944,110)	￦	92,814

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Mar. 31, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		42,729		—		42,729
Interest cost(income)		8,320		(7,558)		762
Remeasurements
Return on plan assets (excluding amounts included in interest income)		—		(89)		(89)
Contributions		—		(50,099)		(50,099)
Past service cost		259		—		259
Payments from plans (benefit payments)		(25,568)		25,568		—
Payments from the Group		(2,073)		—		(2,073)
Transfer in		517		(511)		6
Transfers out		(517)		511		(6)
Effect of exchange rate changes		(24)		—		(24)

Ending	￦	965,976	￦	(890,788)	￦	75,188

The details of the net defined benefit liabilities as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Present value of defined benefit obligation	￦	1,036,924	￦	985,195
Fair value of plan assets		(944,110)		(920,722)
Net Defined benefit liabilities		92,814		64,473

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Current service cost	￦	40,486	￦	42,729
Past service cost		1		259
Net interest expenses of net defined benefit liabilities		629		762

Post-employment benefits[1]	￦	41,116	￦	43,750

[1]

Post-employment benefits amounting to ￦218 million and ￦415 million for the three-month periods ended March 31, 2014 and 2013, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

24. Other liabilities

The details of other liabilities as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Other financial liabilities
Other payables	￦	4,333,100	￦	4,582,344
Prepaid card and debit card		15,525		18,527
Accrued expenses		3,932,735		4,053,809
Financial guarantee liabilities		10,688		11,797
Deposits for letter of guarantees and others		310,464		108,786
Domestic exchange settlement credits		154,706		998,928
Foreign exchanges settlement credits		101,119		83,237
Borrowings from other business account		10,883		7,911
Other payables from trust accounts		1,725,415		2,423,675
Liability Incurred by agency relationship		1,085,113		532,157
Account for agency businesses		340,248		384,921
Dividend payables		193,661		485
Other payables from factored receivables		47,892		42,924
Others		9,124		13,413

		12,270,673		13,262,914

Other non-financial liabilities
Other payables		22,969		44,982
Unearned revenue		167,669		123,033
Accrued expenses		259,576		191,513
Deferred revenue on credit card points		115,455		117,659
Withholding taxes		77,454		111,975
Insurance liabilities		5,746,791		5,599,043
Separate account liabilities		703,786		702,757
Others		86,324		82,353

		7,180,024		6,973,315

	￦	19,450,697	￦	20,236,229

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of March 31, 2014 and December 31, 2013, are as follows:

	Ordinary shares
	Mar. 31, 2014		Dec. 31, 2013
Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,553		4,196,553

	￦	15,854,605	￦	15,854,605

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Remeasurements of net defined benefit liabilities	￦	(15,285)	￦	(12,523)
Exchange differences on translating foreign operations		(24,472)		(29,433)
Change in value of available-for-sale financial assets		457,185		430,976
Change in value of held-to-maturity financial assets		4,565		4,904
Shares of other comprehensive income of associates		(87,401)		(57,097)
Cash flow hedges		(1,570)		(515)

	￦	333,022	￦	336,312

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

25.4 Retained earnings

The details of retained earnings as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Legal reserves[1]	￦	208,221	￦	188,638
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		6,520,284		6,359,518

	￦	7,710,505	￦	7,530,156

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,271,206	￦	2,279,905
Non-controlling interests		7,499		—

	￦	2,278,705	￦	2,279,905

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won, except earnings per share)	Mar. 31, 2014		Mar. 31, 2013
Provision(reversal) of regulatory reserve for credit losses[1]	￦	(16,829)	￦	(55,016)
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[2]		390,354		466,474
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		1,010		1,207
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		1,006		1,204

[1]	Except for ￦8,130 million increase in regulatory reserve for credit losses due to business combination of KB Capital Co., Ltd.
[2]

Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

26. Net Interest Income

The details of interest income and interest expense for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Interest income
Due from financial institutions	￦	43,807	￦	36,339
Loans		2,519,935		2,792,950
Financial investments
Available-for-sale financial assets		150,347		187,388
Held-to-maturity financial assets		143,187		145,239
Other		41,228		40,091

		2,898,504		3,202,007

Interest expenses
Deposits		971,324		1,165,333
Debts		69,178		78,809
Debentures		297,821		288,649
Other		17,470		18,625

		1,355,793		1,551,416

Net interest income	￦	1,542,711	￦	1,650,591

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Fee and commission income
Banking activity fees	￦	41,023	￦	40,205
Lending activity fees		17,478		24,172
Credit card related fees and commissions		265,308		260,200
Debit card related fees and commissions		68,987		56,508
Agent activity fees		36,487		68,847
Trust and other fiduciary fees		46,519		38,471
Fund management related fees		23,011		20,893
Guarantee fees		6,926		7,973
Foreign currency related fees		23,206		25,175
Commissions from transfer agent services		39,272		43,182
Other business account commission on consignment		6,496		6,673
Securities brokerage fees		14,494		17,537
Other		28,602		28,190

		617,809		638,026

Fee and commission expense
Trading activity related fees[1]		2,053		2,312
Lending activity fees		3,710		985
Credit card related fees and commissions		234,481		222,166
Outsourcing related fees		19,136		16,902
Foreign currency related fees		2,917		2,899
Management fees of written-off loans		955		1,080
Other		41,172		24,781

		304,424		271,125

Net fee and commission income	￦	313,385	￦	366,901

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	83,187	￦	125,809
Equity securities		24,010		25,683

		107,197		151,492

Derivatives held for trading
Interest rate		262,402		378,416
Currency		349,029		862,415
Stock or stock index		50,592		95,886
Commodity		175		289
Other		10,375		738

		672,573		1,337,744

Financial liabilities held for trading		6,109		11,291

Other financial instruments		9		18

	￦	785,888	￦	1,500,545

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	11,468	￦	10,389
Equity securities		24,247		26,833

		35,715		37,222

Derivatives held for trading
Interest rate		273,219		361,044
Currency		352,059		745,106
Stock or stock index		36,138		97,168
Commodity		328		99
Other		918		1,109

		662,662		1,204,526

Financial liabilities held for trading		12,963		54,935

Other financial instruments		2		15

		711,342		1,296,698

Net gains or losses on financial instruments held for trading	￦	74,546	￦	203,847

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	4,637	￦	11,471
Financial liabilities designated at fair value through profit or loss		8,990		8,959

		13,627		20,430

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		4,427		6,877
Financial liabilities designated at fair value through profit or loss		13,227		15,401

		17,654		22,278

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(4,027)	￦	(1,848)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

29. Other operating income and expenses

The details of other operating income and expenses for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	—	￦	482
Gains on sale of available-for-sale financial assets		23,098		26,874

		23,098		27,356

Gains on foreign exchange transactions		257,800		346,115
Income related to insurance		299,971		343,528
Dividend income		34,215		30,153
Others		55,649		94,309

		670,733		841,461

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		7		6
Loss on sale of available-for-sale financial assets		1,912		2,320
Impairment on available-for-sale financial assets		27,143		85,213

		29,062		87,539

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		2

		—		2

Loss on foreign exchanges transactions		231,424		447,361
Expense related to insurance		333,203		370,883
Others		248,295		310,760

		841,984		1,216,545

Net other operating expenses	￦	(171,251)	￦	(375,084)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	437,318	￦	405,456
Salaries and short-term employee benefits - others		176,571		199,696
Post-employment benefits - defined benefit plans		40,898		43,335
Post-employment benefits - defined contribution plans		1,572		1,718
Termination benefits		37		(1,063)
Share-based payments		(1,130)		1,448

		655,266		650,590

Depreciation and amortization		61,029		65,158

Other general and administrative expenses
Rental expense		74,368		72,686
Tax and dues		46,794		36,636
Communication		8,865		12,409
Electricity and utilities		7,438		6,946
Publication		4,733		4,580
Repairs and maintenance		3,114		2,904
Vehicle		2,496		2,495
Travel		1,131		1,230
Training		4,009		5,053
Service fees		23,281		22,097
Others		98,340		102,661

		274,569		269,697

	￦	990,864	￦	985,445

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of March 31, 2014, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			935,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

The changes in the number of granted share options and the weighted average exercise price for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In Korean won, except number of shares)
	Mar. 31, 2014
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life (Years)
	Beginning		Expired		Ending
Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		—		25,613		25,613	81,900	0.08
Series 21		18,987		—		18,987		18,987	76,600	0.58
Series 22		657,498		—		657,498		657,498	77,100	0.86
Series 23		15,246		—		15,246		15,246	84,500	0.98

		1,468,995		751,651		717,344		717,344

Weighted average exercise price	￦	77,235	￦	77,063	￦	77,415	￦	77,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In Korean won, except number of shares)
	Mar. 31, 2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life (Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		—		29,441		29,441	49,200	0.31
Series 18		7,212		—		7,212		7,212	53,000	0.40
Series 19		751,651		—		751,651		751,651	77,063	0.98
Series 20		25,613		—		25,613		25,613	81,900	1.08
Series 21		18,987		—		18,987		18,987	76,600	1.58
Series 22		657,498		—		657,498		657,498	77,100	1.86
Series 23		15,246		—		15,246		15,246	84,500	1.98

		2,071,938		566,290		1,505,648		1,505,648

Weighted average exercise price	￦	68,909	￦	48,539	￦	76,571	￦	76,571
31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to long-term performance as of March 31, 2014, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment [2]
Series 3	2010.01.01	9,300	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,8]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,8]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,8]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 9	2013.07.17	94,185	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 10	2014.01.01	37,732	Services fulfillment, Achievement of targets on the basis of market and non-market performance [3,8]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,8]

		556,426

(Kookmin Bank)
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,8]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 38	2012.01.01	171,100	Services fulfillment, Non-market performance [7,8]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 41	2012.08.02	37,513	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 47	2013.07.01	10,298	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 48	2013.07.23	74,666	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 49	2013.07.24	109,420	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 50	2013.07.24	82,926	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 51	2013.07.25	9,180	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,8]
Deferred grant in 2010	—	171	Satisfied
Deferred grant in 2011	—	8,777	Satisfied
Deferred grant in 2012	—	31,348	Satisfied
Deferred grant in 2013	—	25,273	Satisfied

		937,891

(Other subsidiaries)
Share granted in 2010		3,730	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2011		12,793	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2013		104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2014		17,167	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		202,060

		1,696,377

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	The number of granted shares to be compensated is determined based on fulfillment of the service requirements.
[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[4]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

[5]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[6]	The number of granted shares to be compensated is not linked to performance, but fixed.
[7]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of Kookmin Bank and the targeted relative TSR, respectively. However, half of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

[8]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[9]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on targeted results with the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of March 31, 2014, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	650	Satisfied
Share granted in 2011	2011.01.01	7,525	Satisfied
Share granted in 2012	2012.01.01	15,782	Satisfied
Share granted in 2013	2013.01.01	19,671	Satisfied
Share granted in 2014	2014.01.01	6,980	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	2,791	Satisfied
Share granted in 2011	2011.01.01	51,366	Satisfied
Share granted in 2012	2012.01.01	123,335	Satisfied
Share granted in 2013	2013.01.01	174,304	Satisfied
Share granted in 2014	2014.01.01	45,372	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

As of March 31, 2014 and December 31, 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦40,169 million and ￦48,423 million, respectively, and the compensation costs from share grants of ￦1,130 million were reversed during the three-month period ended March 31, 2014, and the compensation costs amounting to ￦1,448 million were recognized as an expense for the three-month period ended March 31, 2013. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

31. Other non-operating income and expenses

The details of other non-operating income and expenses for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013

Other non-operating income
Gains of disposal in property and equipment	￦	70	￦	118
Rent received		2,500		373
Others		15,780		13,354

		18,350		13,845

Other non-operating expenses
Losses of disposal in property and equipment		526		293
Donation		3,970		1,999
Restoration cost		378		19
Others		14,151		6,079

		19,025		8,390

Net other non-operating income (expense)	￦	(675)	￦	5,455

32. Income tax expenses

Income tax expense for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Mar. 31, 2013
Tax payable
Current tax expense	￦	76,927	￦	154,259
Adjustments recognized in the period for current tax of prior years		(19,993)		(19,113)

		56,934		135,146

Changes in deferred income tax assets (liabilities)		70,933		21,091

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		888		(21)
Change in value of available-for-sale financial assets		(4,308)		(21,812)
Change in value of held-to-maturity financial assets		(39)		(59)
Share of other comprehensive income of associates		(1,066)		(83)
Cash flow hedges		191		558
Others		1,369		—

		(4,334)		(21,417)

Tax expense	￦	124,902	￦	134,820

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

33. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, were declared at the annual general meeting on March 28, 2014. The Group’s interim consolidated financial statements as of March 31, 2014, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2013 were ￦231,811 million (￦600 per share).

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(3,650)	￦	—	￦	888	￦	(15,285)
Exchange differences on translating foreign operations		(29,433)		4,961		—		—		(24,472)
Change in value of available-for-sale financial assets		430,976		44,205		(13,688)		(4,308)		457,185
Change in value of held-to-maturity financial assets		4,904		(300)		—		(39)		4,565
Shares of other comprehensive income of associates		(57,097)		(29,238)		—		(1,066)		(87,401)
Cash flow hedges		(515)		2,865		(4,111)		191		(1,570)

	￦	336,312	￦	18,843	￦	(17,799)	￦	(4,334)	￦	333,022

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Mar. 31, 2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(53,507)	￦	89	￦	—	￦	(21)	￦	(53,439)
Exchange differences on translating foreign operations		(27,061)		25,182		—		—		(1,879)
Change in value of available-for-sale financial assets		426,355		112,628		(21,127)		(21,812)		496,044
Change in value of held-to-maturity financial assets		(1,225)		165		(1)		(59)		(1,120)
Shares of other comprehensive income of associates		(47,286)		16,069		(33)		(83)		(31,333)
Cash flow hedges		(2,134)		8,041		(12,252)		558		(5,787)

	￦	295,142	￦	162,174	￦	(33,413)	￦	(21,417)	￦	402,486

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2014 and 2013.

Weighted average number of ordinary shares outstanding:

(In number of shares)	Mar. 31, 2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding [(B) =(A)/90]			386,351,693

(In number of shares)	Mar. 31, 2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding [(B) =(A)/90]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Basic earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2014
Profit attributable to ordinary shares (C)	￦	373,524,895,775
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	967

(in Korean won and in number of shares)	Mar. 31, 2013
Profit attributable to ordinary shares (C)	￦	411,458,382,929
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,065

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	Mar. 31, 2014
Profit attributable to ordinary shares	￦	373,524,895,775
Adjustment		—
Adjusted profit for diluted earnings per share	￦	373,524,895,775

(In Korean won)	Mar. 31, 2013
Profit attributable to ordinary shares	￦	411,458,382,929
Adjustment		—
Adjusted profit for diluted earnings per share	￦	411,458,382,929

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Mar. 31, 2014	Mar. 31, 2013
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,670,343	1,181,319
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	388,022,036	387,533,012

Diluted earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2014
Adjusted profit for diluted earnings per share	￦	373,524,895,775
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,022,036
Diluted earnings per share	￦	963

(in Korean won and in number of shares)	Mar. 31, 2013
Adjusted profit for diluted earnings per share	￦	411,458,382,929
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,533,012
Diluted earnings per share	￦	1,062

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Individual insurance
Pure Endowment insurance	￦	3,971,807	￦	3,861,364
Death insurance		90,939		85,123
Joint insurance		1,662,639		1,634,590
Group insurance		4,177		1,339
Other		17,229		16,627

	￦	5,746,791	￦	5,599,043

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

36.2 Insurance assets

The details of insurance assets presented within other assets as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Reinsurance assets	￦	4,728	￦	5,245
Deferred acquisition costs		139,909		151,909

	￦	144,637	￦	157,154

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	191,791	￦	12,014	￦	79,275	￦	3,968	￦	9,898	￦	296,946
Reinsurance premiums paid		(96)		(654)		(60)		(675)		(2,063)		(3,548)

Net premiums earned	￦	191,695	￦	11,360	￦	79,215	￦	3,293	￦	7,835	￦	293,398

(In millions of Korean won)	Mar. 31, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	228,086	￦	8,561	￦	90,350	￦	3,379	￦	11,190	￦	341,566
Reinsurance premiums paid		(54)		(560)		(33)		(256)		(2,377)		(3,280)

Net premiums earned	￦	228,032	￦	8,001	￦	90,317	￦	3,123	￦	8,813	￦	338,286

Insurance expenses for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	537	￦	651	￦	3,944	￦	1,904	￦	982	￦	8,018
Dividend expense		96		7		—		—		—		103
Refund expense		94,044		1,665		53,146		97		—		148,952
Provision		110,443		5,816		28,049		2,838		602		147,748

		205,120		8,139		85,139		4,839		1,584		304,821

Reinsurance claims		(25)		(607)		(4)		(991)		(986)		(2,613)

Net insurance expense	￦	205,095	￦	7,532	￦	85,135	￦	3,848	￦	598	￦	302,208

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Mar. 31, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	880	￦	771	￦	(78)	￦	914	￦	849	￦	3,336
Dividend expense		58		2		—		—		—		60
Refund expense		70,833		1,181		45,651		130		—		117,795
Provision		166,580		4,277		45,932		2,028		249		219,066

		238,351		6,231		91,505		3,072		1,098		340,257

Reinsurance claims		(25)		(566)		7		(187)		(849)		(1,620)

Net insurance expense	￦	238,326	￦	5,665	￦	91,512	￦	2,885	￦	249	￦	338,637

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Cash	￦	2,008,048	￦	1,963,977
Checks with other banks		1,077,689		734,574
Due from Bank of Korea		6,503,661		7,128,025
Due from other financial institutions		6,350,193		4,966,078

		15,939,591		14,792,654

Restricted due from financial institutions		(7,146,442)		(7,665,903)
Due from financial institutions with original maturities over three-months		(1,003,942)		(957,565)

		(8,150,384)		(8,623,468)

	￦	7,789,207	￦	6,169,186

Cash inflow and outflow from income tax, interests and dividends for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Activity	Mar. 31, 2014		Mar. 31, 2013
Income tax paid(received)	Operating	￦	(17,202)	￦	783
Interest received	Operating		3,009,675		3,222,525
Interest paid	Operating		1,452,346		1,766,599
Dividends received	Operating		41,157		31,572

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

38. Contingent liabilities and commitments

Acceptances and guarantees as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	17
Acceptances and guarantees for KB purchasing loan		445,277		448,906
Other acceptances and guarantees		730,034		782,646

		1,175,328		1,231,569

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		284,235		281,049
Letter of guarantees		65,717		57,596
Bid bond		21,968		24,212
Performance bond		1,000,503		999,872
Refund guarantees		2,236,659		2,263,202
Other acceptances and guarantees		1,090,759		906,105

		4,699,841		4,532,036

Financial guarantees
Guarantees for Debenture-Issuing		20,200		20,200
Acceptances and guarantees for mortgage		38,575		43,272
Overseas debt guarantees		319,276		319,080
International financing guarantees in foreign currencies		41,896		41,896
Other acceptances and guarantees for financing		34,874		—

		454,821		424,448

		6,329,990		6,188,053

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,420,258		3,265,906
Refund guarantees		801,596		775,181

		4,221,854		4,041,087

	￦	10,551,844	￦	10,229,140

Commitments as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Mar. 31, 2014		Dec. 31, 2013
Commitments
Corporate loan commitments	￦	40,806,176	￦	42,446,365
Retail loan commitments		13,791,860		13,976,426
Credit line on credit cards		35,466,937		37,112,333
Private placement commitments		80,000		80,000
Purchase of other security investment		1,695,165		1,806,908

		91,840,138		95,422,032

Financial Guarantees
Credit line		2,566,658		2,572,424
Purchase of security investment		93,500		100,500

		2,660,158		2,672,924

	￦	94,500,296	￦	98,094,956

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Other Matters (including litigation)

a) The Group has filed 162 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦857,083 million, and faces 342 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦552,662 million, which arose in the normal course of the business and are still pending as of March 31, 2014.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first, second or third trial are in progress as of March 31, 2014. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in second trial. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities sold to general customers through tellers’ sale amounts to ￦52,469 million and ￦57,159 million as of March 31, 2014 and December 31, 2013, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the tax authorities to the Supreme Court, where it is currently pending third trial as of March 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

e) Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), for the three-month period ended March 31, 2014, paid ￦117,589 million, excluding local income taxes, and recognized local income taxes amounting to ￦6,768 million as other payables. In October 2013, the Group appealed to the tax tribunal the ￦116,257 million in fines.

f) KB Kookmin Card suffered massive leakage of customer personal information in June 2013. This leakage was caused by an employee of an outsourced subcontractor who was setting up a fraud detection system for KB Kookmin Card. Consequently, as of March 31, 2014, KB Kookmin Card is subject to claims from 54 plaintiffs, with an aggregated claim of ￦37,269 million. Additional lawsuits may be filed against the Group with respect to the leakage of customer personal information, and the final outcomes of such litigations remain uncertain.

39. Subsidiaries

The details of subsidiaries as of March 31, 2014, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 99 and 29 other trusts[1]	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	100.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3 and four others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1[2]	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund[2]	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)[2]	48.20	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[2]	48.98	Korea	Dec. 31	Capital investment

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

[2]

The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The condensed financial information of major subsidiaries as of March 31, 2014 and December 31, 2013 and for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Mar. 31, 2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank[1]	￦	266,651,035	￦	245,931,693	￦	20,719,342	￦	3,774,007	￦	258,232	￦	260,545
KB Kookmin Card Co., Ltd.[1]		15,605,490		12,042,443		3,563,047		722,306		94,439		93,186
KB Investment & Securities Co., Ltd.[1]		3,219,632		2,665,871		553,761		124,906		4,149		2,579
KB Life Insurance Co., Ltd.[1]		7,132,132		6,581,434		550,698		357,422		8		1,570
KB Asset Management Co., Ltd.		199,054		33,728		165,326		26,337		13,690		13,755
KB Capital Co.,Ltd.		3,988,795		3,603,839		384,956		84,198		4,649		4,401
KB Savings Bank Co., Ltd.		781,235		609,144		172,091		17,638		4,405		4,652
KB Real Estate Trust Co., Ltd.		191,575		20,616		170,959		10,546		1,723		1,914
KB Investment Co., Ltd.[1]		236,278		103,090		133,188		7,457		1,361		3,748
KB Credit Information Co., Ltd.		29,725		7,718		22,007		9,271		(448)		(448)
KB Data System Co., Ltd.		20,468		6,007		14,461		9,436		(400)		(412)

(In millions of Korean won)
	Dec. 31, 2013
	Assets		Liabilities		Equity		Operating income (revenue)[2]		Profit(loss) for the period[2]		Total comprehensive income(loss) for the period[2]
Kookmin Bank[1]	￦	265,258,942	￦	244,641,628	￦	20,617,314	￦	4,862,670	￦	295,857	￦	397,333
KB Kookmin Card Co., Ltd.[1]		15,854,992		12,385,131		3,469,861		714,376		95,590		91,365
KB Investment & Securities Co., Ltd.		2,525,070		1,973,888		551,182		146,921		6,670		5,415
KB Life Insurance Co., Ltd.[1]		6,945,605		6,396,477		549,128		396,301		3,267		24,866
KB Asset Management Co., Ltd.[1]		237,907		36,335		201,572		23,371		11,332		11,405
KB Real Estate Trust Co., Ltd.		182,657		13,612		169,045		10,355		2,622		3,209
KB Investment Co., Ltd.[1]		241,227		110,640		130,587		5,704		1,170		1,090
KB Credit Information Co., Ltd.		30,142		7,687		22,455		10,923		35		35
KB Data System Co., Ltd.		21,753		6,880		14,873		11,674		(359)		(352)
KB Savings Bank Co., Ltd.		584,025		449,087		134,938		13,522		2,625		2,800
Yehansoul Savings Bank Co., Ltd.		189,243		164,084		25,159		—		—		—

[1]	Financial information is based on its consolidated financial statements.
[2]	Operating income(revenue), profit(loss) for the period, total comprehensive income(loss) for the period are for the three-month period ended March 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

- The Group has provided ABCP purchase commitment of ￦500 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to purchase unsold ABCP if there is a shortage of the investors for the ABCP issued by the structured entity. And the Group has provided acceptances and guarantees obligation of ￦20,600 million to Ashley Investment First Co., Ltd., the Group’s subsidiary, that had issued debentures.

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and eight other subsidiaries. The unexecuted amount of the investment agreement is ￦398,437 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

- The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

KB Capital Co., Ltd., Ashley Investment First Co., Ltd., KB Evergreen Private Securities 99 and 13 other private equity funds, and Wise Mobile 8th and 9th Securitization were newly consolidated during the three-month period ended March 31, 2014. KB Evergreen Private Securities 82 and 13 other private equity funds, and Global Logistics Infra Private Fund 1 and 2 have been excluded from consolidation due to their liquidation. Also, Yehansoul Savings Bank Co., Ltd. has been excluded from consolidation due to its merger with KB Savings Bank Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of trusts with no guarantee of the principal	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

As of March 31, 2014 and December 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

	Mar. 31, 2014
(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,731,634	￦	26,207,232	￦	2,456,787	￦	15,842,716	￦	3,677,504	￦	60,915,873
Carrying amount on financial statements
Assets
Loans		297,471		3,181,366		—		—		101,691		3,580,528
Financial investments		924,100		95,044		—		485,619		—		1,504,763
Investment in associates		—		—		—		412,704		—		412,704
Other assets		—		—		190,494		1,524		—		192,018

	￦	1,221,571	￦	3,276,410	￦	190,494	￦	899,847	￦	101,691	￦	5,690,013

Liabilities
Deposits		340,189		464,294		—		5,873		1,735		812,091
Other liabilities		—		11		—		144		—		155

	￦	340,189	￦	464,305	￦	—	￦	6,017	￦	1,735	￦	812,246

Maximum exposure to loss[1]	￦	4,539,434	￦	5,582,383	￦	190,494	￦	2,432,671	￦	409,941	￦	13,154,923

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Principal / principal and interest trust: Total amount of trust asset		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

	Dec. 31, 2013
(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits		306,931		487,818		—		8,142		5,473		808,364
Other liabilities		—		14		—		144		—		158

	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss[1]	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Principal / principal and interest trust: Total amount of trust asset		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Mar. 31, 2014		Mar. 31, 2013
Associates
Balhae Infrastructure Fund	Fee and commission income	￦	1,933	￦	2,002
Korea Credit Bureau Co., Ltd.	Fee and commission income		1		1
	Interest expense		20		34
UAMCO., Ltd.	Interest income		—		31
	Fee and commission income		4		—
	Interest expense		5		—
Semiland Co., Ltd.	Interest income		4		2
	Provision for credit loss		—		3
Incheon Bridge Co., Ltd.	Interest income		2,793		2,942
	Interest expense		127		466
	Other operating expense		—		4
KB No. 2 Special Purpose Acquisition Company	Interest income		7		—
	Losses on financial assets/liabilities at fair value through profit or loss		14		—
	Other non-operating expense		1		—
United PF 1st Recovery Private Equity Fund1	Interest income		—		39
KBIC Private Equity Fund No. 3	Fee and commission income		74		74
	Interest expense		10		—
NPS KBIC Private Equity Fund No. 1	Fee and commission income		117		117
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		223		247
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Fee and commission income		148		137

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

KB GwS Private Securities Investment Trust	Fee and commission income	221	223
	Other operating income	1,047	1,003
KB Star office Private real estate Investment Trust No. 1	Fee and commission income	107	110
	Interest expense	25	—
Kores Co., Ltd. [1]	Interest income	100	64
	Reversal for credit loss	2,354	176
PyungJeon Industries Co., LTD.[1]	Reversal for credit loss	—	518
Testian Co., Ltd. [1]	Interest income	—	10
Serit Platform Co., Ltd.[1]	Interest income	—	22
	Fee and commission income	—	7
	Provision for credit loss	—	4
Sehwa Electronics Co., Ltd.[1]	Gains on financial assets/liabilities at fair value through profit or loss	—	29
DS Plant Co., Ltd.[1]	Interest income	—	80
	Fee and commission income	—	2
	Provision for credit loss	—	3
DaiYang Metal Co., Ltd. [1]	Interest income	—	3
KB Global Star Game & Apps SPAC[1]	Interest income	—	4
	Interest expense	—	4
Key management	Interest income	38	60
	Fee and commission income	1	—
	Reversal for credit loss	—	9
	Other operating income	10	19
	Interest expense	61	34
	Other operating expense	16	23
Other
Retirement pension	Fee and commission income	108	100
	Interest expense	221	508

[1]	Not considered to be a related party as at March 31, 2014.

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Mar. 31, 2014		Dec. 31, 2013
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	616	￦	353
Korea Credit Bureau Co., Ltd.	Deposits		2,221		20,200
	Other liabilities		11		64
UAMCO., Ltd.	Deposits		3,143		5
	Provisions		192		192
	Other liabilities		1		—
Semiland Co., Ltd.	Loans and receivables (Gross amount)		216		19
	Allowances for loan losses		3		—
	Deposits		—		1
	Provisions		—		3
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		246,382		249,362
	Allowances for loan losses		300		300
	Other assets		1,288		1,343
	Deposits		32,046		30,991
	Other liabilities		340		240

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Terra Co., Ltd.	Deposits	6	1
KB No. 2 Special Purpose Acquisition Company	Derivative financial assets	206	—
	Loans and receivables (Gross amount)	873	—
United PF 1st Recovery Private Equity Fund1	Provisions	82	82
KB-Glenwood Private Equity Fund	Deposits	1	1
KBIC Private Equity Fund No. 3	Other assets	74	76
	Deposits	1,400	1,400
	Other liabilities	34	25
NPS KBIC Private Equity Fund No. 1	Other assets	63	65
	Other liabilities	21	42
KoFC KBIC Frontier Champ 2010-5 (PEF)	Other assets	223	266
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other assets	148	569
KB GwS Private Securities Investment Trust	Other assets	70	—
KB Star office Private real estate Investment Trust No. 1	Deposits	5,873	8,142
	Other liabilities	24	31
Kores Co., Ltd. [1]	Loans and receivables (Gross amount)	—	7,854
	Allowances for loan losses	—	3,836
	Other liabilities	—	2
Ssangyong Engineering & Construction Co., Ltd. [1]	Loans and receivables (Gross amount)	—	47,104
	Provisions	—	38,784
	Deposits	—	61
	Other liabilities	—	14
Key management	Loans and receivables (Gross amount)	3,269	4,578
	Provisions	2	1
	Other assets	5	6
	Deposits	11,458	5,798
	Insurance contract liability	798	770
	Other liabilities	66	62
	Provisions
Other		2	2
Retirement pension	Other assets	63	166
	Deposits	25,989	48,840
	Other liabilities	478	908

[1]	Not considered to a related party as of March 31, 2014.

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Unused commitments to related parties as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Mar. 31, 2014		Dec. 31, 2013
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		54,600		54,600
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,200		2,200
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		29,350		35,975
Incheon Bridge Co., Ltd.	Purchase of security investment		42,463		42,088
KB GwS Private Securities Investment Trust	Loan commitments		607		757
	Purchase of security investment		1,119		1,119

Unused commitments to related parties as of March 31, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Mar. 31, 2014		Dec. 31, 2013
Associates
Ssangyong Engineering & Construction Co., Ltd.[1]	Acceptances and Guarantees Outstanding in Won	￦	—	￦	293,500

[1]	As this entity is not a related party as of March 31, 2014, the 2014 amount is not presented.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

Compensation to key management for the three-month periods ended March 31, 2014 and 2013, consists of:

(In millions of Korean won)
	Mar. 31, 2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	527	￦	9	￦	(96)	￦	440
Registered directors (non-executive)		306		—		(15)		291
Non-registered directors		2,243		13		114		2,370

	￦	3,076	￦	22	￦	3	￦	3,101

(In millions of Korean won)
	Mar. 31, 2013
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	338	￦	40	￦	105	￦	483
Registered directors (non-executive)		339		—		—		339
Non-registered directors		1,242		75		300		1,617

	￦	1,919	￦	115	￦	405	￦	2,439

Collateral received from related party entities as of March 31, 2014 and December 31, 2013, is as follows:

(In millions of Korean won)		Mar. 31, 2014		Dec. 31, 2013
Associates
Kores Co., Ltd.[1]	Row house	￦	—	￦	24
	Apartment		—		24
	Factory/Forest land		—		15,000

[1]	As this entity is not a related party as of March 31, 2014, the 2014 amount is not presented.

42. Business combination

The Group obtained control of Woori Financial Co., Ltd. from the Woori Financial Group Inc. for ￦279,870 million(11,180,630 shares, 52.02%) on March 20, 2014. Woori Financial Co., Ltd. operates rental of facilities, installment financial business, factoring business and others. Woori Financial Co., Ltd. has changed its name to KB Capital Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The Group expects synergies from diversification of business portfolio through reinforcement of non-banking services, diversification of profit structure through expansion of customer range, vitalization of connected business between financial subsidiaries, reinforcement of retail banking business marketing, financing cheap money through the financial group and others.

The goodwill of business combination consists of expected synergies through business combination, the value of unrecognized assets and others.

The consideration transferred, and the assets and liabilities arising from the M&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	279,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		17,572
Financial assets at fair value through profit or loss		6,872
Loans		3,888,468
Financial investments		16,828
Other assets		59,055

Total assets		3,988,795

Deposits		580,000
Debentures		2,751,344
Other liabilities		272,495

Total liabilities		3,603,839

Total identifiable net assets	￦	384,956

Ratio of shareholding acquired (%)		52.02
Relevant amount of shares	￦	200,261
Goodwill		79,609
Acquisition-related costs[1]		2,094

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2014 and 2013, and December 31, 2013

The receivables including loans from the M&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Due from financial institutions	￦	4,601
Loans		3,893,069
Others		25,321

	￦	3,922,991

Contractual cash flows
Due from financial institutions	￦	4,601
Loans		3,900,760
Others		26,478

	￦	3,931,839

Estimate of the contractual cash flows not expected to be collected
Loans	￦	82,640
Others		1,085

	￦	83,725

The Group measured non-controlling interests in relevant amount of KB Capital Co., Ltd.’s net asset fair value as of March 31, 2014. As a result, non-controlling interests amounting to ￦184,695 million is recognized as of March 31, 2014.

Assuming the date of acquisition is the beginning of the reporting period, the income from operations and net profit for the year would have increased by ￦6,137 million and ￦4,649 million, respectively. In calculating the pro forma information, the operating results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made upon acquisition.